UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2015

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2015

Table of Contents

Page

EXPLANATORY NOTE	3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	6

FORWARD LOOKING STATEMENTS	33

INDEX TO FINANCIAL STATEMENTS	F-1

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three Months And Six Months Ended June 30, 2015 and 2014	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three Months And Six Months Ended June 30, 2015 and 2014	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of June 30, 2015 and December 31, 2014	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Six Months Ended June 30, 2015 and the Year Ended December 31, 2014	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Six Months Ended June 30, 2015 and 2014	F-7

Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-9

EXHIBITS

SIGNATURE

2

EXPLANATORY NOTE

Hoegh LNG Partners LP (generally referred to herein as “we,” “our,”“us” or “the Partnership”) is filing this Report on Form 6-K for the three and six months ended June  30, 2015 and 2014 (“this Form 6-K”) to amend its previously announced results for the three months ended June 30, 2015 that were included in a press release dated August 27, 2015 (the “original press release”), and furnished to the Securities and Exchange Commission (“SEC”) on a Form 6-K dated August 27, 2015.

1.	Value added taxes (“VAT”), withholding taxes (“WHT”) and other

We announced in August 2015 that we were reviewing our accounting treatment for certain Indonesian value added tax (“VAT”) and Indonesian withholding tax (“WHT”) transactions for the years ended December 31, 2014 and 2013. All of the VAT and WHT restatement adjustments relate to our subsidiary, PT Hoegh LNG Lampung. In completing our review and reconciliation procedures during 2015, certain VAT balances recorded to our consolidated and combined carve-out balance sheet raised concerns about the appropriateness of the accounting treatment for VAT. Our review and reconciliation procedures were subsequently expanded to include WHT balances. In the course of our review, we also completed a detailed analysis to confirm that all VAT and WHT transactions had been properly reported to Indonesian tax authorities.

Errors in accounting treatment of VAT and WHT

In Indonesia, the general rule is that VAT paid on supplier invoices is creditable (“creditable VAT”) against VAT received on customer invoices in determining the net amount of VAT due to the Indonesian tax authorities. The proper accounting treatment for creditable VAT paid on supplier invoices is to record it as a receivable on the balance sheet since it reduces the VAT liability due to the tax authorities on VAT received for customer invoices. However, prior to the start-up of revenue generating activities, VAT on most supplier invoices is non-creditable (“non-creditable VAT”). As a result, non-creditable VAT paid to the tax authorities on supplier invoices cannot subsequently be credited against VAT received on customer invoices. The proper accounting is to record non-creditable VAT as part of the expense of the associated supplier invoices or to capitalize it as a component of the asset to which it relates. Non-creditable VAT was incorrectly recorded as a VAT receivable in our consolidated and combined carve-out balance sheets as of June 30, 2014 and December 31, 2014. Non-creditable VAT should have been recorded as components of vessel operating expenses, construction contract expenses, administrative expenses, newbuilding (net investment in direct financing lease) or deferred debt issuance cost in the periods incurred.

In addition, due to the understanding reached with the charterer releasing it from the obligation to pay the charter invoices for September and October 2014, a correction to expense the VAT associated with the invoices that were not payable from the charterer was required. Following PT Hoegh LNG Lampung’s inquiry process with the Indonesian tax authorities on the proper basis for applying VAT to the construction contract invoices related to the Tower Yoke Mooring System (the “Mooring”), an adjustment of approximately $6.2 million as of June 30, 2014 was recorded to increase the trade receivables from the charterer and VAT liabilities due to the Indonesian tax authorities on the consolidated and combined carve-out balance sheet.

In Indonesia, WHT is due to be paid on supplier invoices from foreign vendors providing services, goods and financing depending upon applicable tax treaties. The proper accounting treatment is to record WHT as an expense of the period, as other items, net, or a component of the capitalized asset (newbuilding (net investment in direct financing lease) or deferred debt issuance cost). Certain tax amounts are also required to be withheld by the charterer on payments of the time charter /customer invoices. Our accounting policy is to record our revenues net of taxes. WHT paid on supplier invoices and withheld on time charter invoices was incorrectly recorded to a liability account in the consolidated and combined carve-out balance sheet.

PT Hoegh LNG Lampung uses an external service provider to complete filings for VAT and WHT to the Indonesian tax authorities as a basis for settlement of its VAT and WHT liabilities. The accuracy of the filings submitted to the tax authorities is dependent on PT Hoegh LNG Lampung providing the external service provider with transaction information for the VAT and WHT computation. In the course of our review, we identified certain VAT and WHT amounts that had not been previously reported. Amendments to previous VAT and WHT filings have been made to the Indonesian tax authorities and the impact, including penalties imposed by the Indonesian tax authorities, recorded as part of the restatement adjustments for the three and six months ended June 30, 2014.

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Pursuant to the omnibus agreement with Höegh LNG Holdings Ltd. (“Höegh LNG”), the Partnership is indemnified by Höegh LNG for non-budgeted, non-creditable Indonesian VAT and non-budgeted Indonesian WHT, and any related impact on cash flow for the periods as further described in note 11 to our unaudited condensed interim consolidated and combined carve-out financial statements. The Partnership filed a claim for, and received payment from Höegh LNG with respect to, indemnification with respect to non-budgeted VAT and WHT related to the restatement periods up to and including December 31, 2014 of approximately $1.2 million in the fourth quarter of 2015.

Related adjustments

As a consequence of the reimbursable nature of certain VAT and WHT expenses under PT Hoegh LNG Lampung’s time charter, related adjustments are required for revenue recognition as follows:

Related adjustments to revenues: Under terms of its time charter, PT Hoegh LNG Lampung is reimbursed by the charterer for Indonesian corporate income taxes, WHT on certain interest expenses, certain services, and dividends and all Indonesian taxes, including VAT, related to the Mooring. During 2014, the charterer was invoiced for an estimate of the reimbursement of applicable taxes (the “Tax element”) which is subject to a final settlement pending an audit process to compare the invoiced Tax element to actual applicable taxes incurred. The revenue on the Tax element was recognized in our consolidated and combined carve-out income statements only to the extent that applicable taxes were identified as incurred during the applicable period. The remaining invoiced Tax element was deferred pending the completion of the audit process. As of November 30, 2015, the date of the filing of this Form 6-K, the final settlement of the Tax element has not been completed. As a result of identifying additional VAT related to the Mooring and WHT expenses recorded as part of the restatement, previously deferred revenues for the Tax element have been recognized as revenue in the restatement adjustments for the additional actual taxes incurred to the extent that such revenues are deemed fixed and determinable.

Pursuant to the omnibus agreement with Höegh LNG, the Partnership was indemnified by Höegh LNG for hire rate, taxes and VAT payments not received under PT Hoegh LNG Lampung’s time charter for September and October 2014. The Partnership received indemnification payments from Höegh LNG in September and October 2014, respectively, for the September and October 2014 invoices not paid by the charterer of $6.5 million and $6.7 million, respectively. The Partnership originally recognized part of the payments from Höegh LNG for September and October 2014 as revenue, net of certain deferrals related to part of the tax element and VAT. As a result of identifying additional VAT and WHT expenses recorded as part of the restatement, restatement adjustments include recognition of previously deferred indemnification revenues of approximately $4.9 million. After the restatement adjustments, all of the indemnification payments for the September and October 2014 invoices have been recognized as revenue and there is no remaining deferred indemnification on the consolidated and combined carve-out balance sheet as of December 31, 2014. For additional information on the accounting for the indemnification of the loss of hire, refer to note 2 c. significant accounting policies on insurance and other claims in the audited restated consolidated and combined carve-out financial statements for the year ended December 31, 2014 included in the Form 20-F/A.

Adjustments to revenue that were associated with Indonesian VAT and WHT related to the Mooring have been accrued and included in the construction contract revenues. All other adjustments to revenue are included in the time charter revenues or other revenues. As a result of restating the total estimated construction contract expenses and revenues, the computation of the percentage of completion method has been restated for the three and six months ended June 30, 2014.

Reclassification and tax adjustments: As the Partnership completed its review of the financial reporting for PT Hoegh LNG Lampung, it identified certain other corrections related to PT Hoegh LNG Lampung for 2014. The main correction was related to a reclassification between vessel operating expenses and administrative expenses. The correction recorded resulted in a decrease in vessel operating expenses and an offsetting increase in administrative expenses for the three and six months ended June 30, 2014. In addition, when the Indonesian tax advisors completed the computation of the tax loss carryforward based upon the restated results for PT Hoegh LNG Lampung for the year ended December 31, 2014, they altered the tax treatment of a component of the losses on derivative instruments compared with the original tax computation for the year ended December 31, 2014. The tax advisors had subsequently identified a private Indonesian tax ruling indicating that all of the gains and losses on derivative instruments were not tax deductible. As a result, the Partnership re-evaluated the recognition of the deferred tax asset and associated valuation allowance recorded as a component of other comprehensive income in equity related to the derivative instrument as of December 31, 2014. As result of the change to the deferred tax asset as of December 31, 2014, the reclassification of the income tax benefit from other comprehensive income to income tax expense (benefit) in the consolidated and combined carve-out statements of income has changed for the three and six months ended June 30, 2015.

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2.	Indirect adjustments related to VAT and WHT

In addition to the related adjustments described above, the restatement adjustments related to VAT and WHT impacted the capitalized cost of PT Hoegh LNG Lampung’s newbuilding (net investment in direct financing lease) or deferred debt issuance cost related to the Lampung facility and the basis for computing the revenue for the direct financing lease and amortization of debt issuance cost. The lease element of PT Hoegh LNG Lampung’s time charter is accounted for as a direct financing lease. As a result of the restatement adjustments described above, the effective interest rate method was recalculated for the revenue for the direct financing lease and for the amortization of the deferred debt issuance cost. The changes in accounting for the resulting amortization of the direct financing lease and the deferred debt issuance cost do not affect or our cash flows or liquidity.

As a result of the conclusions described above, we are restating in this Form 6-K our unaudited condensed consolidated and combined carve-out balance sheets as of June 30, 2015 and December 31, 2014 and the unaudited condensed consolidated and combined carve-out statements of income for the three months ended June 30, 2015 and 2014 which were presented in our original press release.

We are also presenting the pre-restatement and as restated information for our unaudited condensed consolidated and combined carve-out statements of income and cash flows for the six months ended June 30, 2015 and 2014, as well as our unaudited condensed consolidated and combined carve-out statements of comprehensive income for the three and six months ended June 30, 2015 and 2014, and changes in partners’ capital/owners equity as of June 30, 2015 and December 31, 2014.

Note 2.d. of the notes to the unaudited interim consolidated and combined carve-out financial statements included in this Form 6-K reflects the changes to our unaudited condensed consolidated and combined financial statements as a result of our restatement and provides additional information about the restatement.

To restate results for the years ended December 31, 2014 and 2013 based on the conclusions of the assessments described above, on November 30, 2015 we also filed a 2014 Annual Report on Form 20-F/A (the “Form 20-F/A”) to amend our Annual Report on Form 20-F for the year ended December 31, 2014 that was originally filed with the SEC on April 24, 2015. The Form 20-F/A restates certain financial information, including: historical balance sheets as of December 31, 2014 and 2013; statements of income, comprehensive income, cash flows and changes in partners’/owner’s equity for the years ended December 31, 2014 and 2013; and selected financial data as of and for the years ended December 31, 2014 and 2013. We have not amended our reports on Form 6-K for the periods ended September 30, 2014 and March 31, 2015. As a result, you should not rely on these filings but instead should rely upon the restated consolidated and combined carve-out financial statements contained in our Form 20-F/A and this Form 6-K.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and six months ended June 30, 2015 and 2014. References in this report to “Höegh LNG Partners LP,” “we,” “our,” “us” and “the Partnership” or similar terms when used for the period until the completion of the initial public offering of Höegh LNG Partners LP (the “IPO”) on August 12, 2014 refer to the interests in SRV Joint Gas Ltd., SRV Joint Gas Two Ltd., Höegh LNG Lampung Pte. Ltd. and PT Höegh LNG Lampung, which were contributed by Höegh LNG Holdings Ltd. (“Höegh LNG”) to the Partnership at the IPO. When used for periods after the completion of the IPO, those terms refer to Höegh LNG Partners LP and its subsidiaries. Unless the context requires otherwise, references in this report to our or the “joint ventures” refer to the joint ventures that own two of the vessels (the GDF Suez Neptune and the GDF Suez Cape Ann).

You should read this section in conjunction with the unaudited condensed interim consolidated and combined carve-out financial statements as of and for the periods ended June 30, 2015 and 2014 and the related notes thereto included elsewhere in this report, as well as our historical consolidated and combined carve-out financial statements and related notes included in our report on Form 20-F/A filed with the Securities and Exchange Commission (“SEC”) on November 30, 2015. This discussion includes forward looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward looking statements. See also the discussion in the section entitled “Forward Looking Statements” below.

Highlights

•	Reported total time charter revenues of $11.1 million for the second quarter of 2015 compared to $8.3 million of construction contract and other revenues for the second quarter of 2014

•	Generated operating income of $18.7 million and net income of $16.4 million for the second quarter of 2015 compared to an operating loss of $5.0 million and a net loss of $7.7 million for the second quarter of 2014; operating income and net income were impacted by an unrealized gain on derivative instruments on the Partnership’s share of equity in earnings of joint ventures in the second quarter of 2015 compared with an unrealized loss for the second quarter of 2014

•	On August 14, 2015 paid a $0.3375 per unit distribution with respect to the second quarter of 2015, equivalent to $1.35 per unit on an annual basis

Restatement of Financial Statements

The discussion and analysis below have been adjusted to reflect the restatement of our financial results which is described in the Explanatory Note above. A reconciliation of our previously reported unaudited interim consolidated and combined carve-out financial statements to our restated unaudited interim consolidated and combined carve-out financial statements for the three and six months ended June 30, 2015 and 2014 is included in note 2.d. of the notes to our unaudited interim consolidated and combined carve-out financial statements.

6

Our results of operations

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars, except per unit amounts)	2015	2014	2015	2014
	(Restated)	(Restated)	(Restated)	(Restated)
Statement of Income Data:
Time charter revenues	$11,065	—	22,577	$—
Construction contract revenues	—	8,084	—	38,839
Other revenue	—	241	—	474
Total revenues	11,065	8,325	22,577	39,313
Vessel operating expenses	(1,599)	(759)	(3,859)	(759)
Construction contract expenses	—	(6,668)	—	(33,482)
Administrative expenses	(2,215)	(2,806)	(4,314)	(6,986)
Depreciation and amortization	(8)	(972)	(16)	(980)
Total operating expenses	(3,822)	(11,205)	(8,189)	(42,207)
Equity in earnings of joint ventures	11,481	(2,125)	9,359	(3,796)
Operating income	18,724	(5,005)	23,747	(6,690)
Interest income	2,425	435	4,852	901
Interest expense	(3,710)	(2,256)	(7,510)	(2,354)
Gain/(loss) on derivative financial instrument	(8)	—	113	—
Other items, net	(934)	(631)	(2,034)	(1,102)
Income before tax	16,497	(7,457)	19,168	(9,245)
Income tax expense	(59)	(200)	(152)	(233)
Net income (loss)	$16,438	(7,657)	19,016	$(9,478)
Earnings per unit:
Common unit public (basic and diluted)	$0.62	—	0.72	$—
Common unit Höegh LNG (basic and diluted)	$0.62	—	0.72	$—
Subordinated units (basic and diluted)	$0.62	—	0.72	$—
Cash Flow Data:
Net cash provided by operating activities			$18,727	$34,411
Net cash provided by (used in) used in investing activities			3,711	(155,115)
Net cash provided by (used in) by financing activities			$(23,542)	$217,458
Other Financial Data:
Segment EBITDA(1)	$15,233	6,304	30,419	$14,402
Adjusted EBITDA(1)	$15,955	6,304	31,844	$14,402

(1)	Adjusted EBITDA and Segment EBITDA are non-GAAP financial measures. Please read “Non-GAAP Financial Measures” for definitions of Adjusted EBITDA and Segment EBITDA and reconciliations of each such measure to net income, the comparable U.S. GAAP financial measure.

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Six months ended June 30, 2015 Compared with the Six months ended June 30, 2014

Time Charter Revenues. The following table sets forth details of our time charter revenues for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)
Time charter revenues	$22,577	$—	$22,577

Time charter revenues for the six months ended June 30, 2015 were $22.6 million, an increase of $22.6 million from the six months ended June 30, 2014. The time charter revenues related to the PGN FSRU Lampung which was on-hire for the entire six months ended June 30, 2015. The time charter revenues did not begin until July 21, 2014 when commissioning of the PGN FSRU Lampung began.

Time charter revenues consist of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, vessel operating expenses and withholding tax borne by the charterer.

Construction Contract Revenues and Related Expenses. The following table sets forth details of our construction contract revenues and construction contract expenses for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Construction contract revenues	$—	$38,839	$(38,839)
Construction contract expenses	$—	$(33,482)	$33,482
Recognized contract margin	$—	$5,357	$(5,357)

PT PGN LNG Indonesia (“PGN”) formally accepted the PGN FSRU Lampung and signed the Certificate of Acceptance on October 30, 2014 which was the condition for the final payment related to the Mooring. As such the Mooring project was completed as of December 31, 2014. As a result, there were no construction contract revenues or expenses for the six months ended June 30, 2015. The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN. Construction contract revenues for the six months ended June 30, 2014 were $38.8 million. Construction contract expenses were $33.5 million for the six months ended June 30, 2014. As of June 30, 2014 the project was estimated to be 88% complete.

Other Revenue: The following table sets forth details of our other revenue for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Other revenue	$—	$474	$(474)

Other revenue includes incidental revenues prior to the start of the time charter for the PGN FSRU Lampung.

8

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Vessel operating expenses	$(3,859)	$(759)	$(3,100)

Vessel operating expenses for the six months ended June 30, 2015 were $3.9 million, an increase of $3.1 million from the six months ended June 30, 2014. This reflects that PGN FSRU Lampung was in operation for the six months ended June 30, 2015, while the vessel was not ready for its intended use before the middle of May 2014.

Administrative Expenses. The following table sets forth details of our administrative expenses for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Administrative expenses	$(4,314)	$(6,986)	$2,672

Administrative expenses for the six months ended June 30, 2015 were $4.3 million, a decrease of $2.7 million from $7.0 million for the six months ended June 30, 2015. The major reasons for the decrease were lower expenses associated with the PGN FSRU Lampung and for corporate activities.

There were lower administrative activities associated with the PGN FSRU Lampung during the six months ended June 30, 2015 than during the six months ended June 30, 2014 when there were preparations for the start of operations of the PGN FSRU Lampung.

For the six months ended June 30, 2014, administrative expenses were incurred for the IPO principally related to audit fees, legal fees and charges for hours incurred by Höegh LNG’s staff working on preparation for this offering. There were no comparable expenses for the six months ended June 30, 2015.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Depreciation and amortization	$(16)	$(980)	$964

Depreciation and amortization for the six months ended June 30, 2015 related to office and IT equipment. Depreciation and amortization for the six months ended June 30, 2014 related to the PGN FSRU Lampung and office and IT equipment. The time charter hire had not commenced as of June 30, 2014. The PGN FSRU Lampung was depreciated from the time it was substantially complete in the middle of May 2014 until the start of the direct financing lease in July 2014.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Total operating expenses	$(8,189)	$(42,207)	$34,018

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Total operating expenses for the six months ended June 30, 2015 were $8.2 million, a decrease of $34.0 million from $42.2 million for the six months ended June 30, 2014. The decrease is mainly due to the decrease in construction contract expense. Excluding construction contract expense for the six months ended June 30, 2014, total operating expenses decreased by $0.5 million for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase in vessel operating expenses due the start of operations of the PGN FSRU Lampung for the six months ended June 30, 2015 more than offset the reduction in depreciation and administrative expenses between the periods.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Equity in earnings (losses) of joint ventures	$9,359	$(3,796)	$13,155

Equity in earnings of joint ventures for the six months ended June 30, 2015 was $9.4 million, an increase of $13.2 million from equity in losses of $3.8 million for the six months ended June 30, 2014. The reason for the increase was an unrealized gain on derivative instruments in our joint ventures for the six months ended June 30, 2015, compared to an unrealized loss on derivative instruments for the six months ended June 30, 2014.

Our share of our joint ventures’ operating income was $11.5 million for the six months ended June 30, 2015, compared with $11.7 million for the six months ended June 30, 2014. Our share of other financial income (expense), net, principally consisting of interest expense, was $8.1 million for the six months ended June 30, 2015, a decrease of $0.5 million from $8.6 million for the six months ended June 30, 2014. The unrealized gain on derivative instruments was $5.9 million for the six months ended June 30, 2015, an increase of $12.8 million from an unrealized loss of $6.9 million for the six months ended June 30, 2014.

There was no accrued income tax expense for the six months ended June 30, 2015 and 2014. Our joint ventures did not pay any dividends for the six months ended June 30, 2015 and 2014.

Operating Income. The following table sets forth details of our operating income for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)	(Restated)
Operating income (loss)	$23,747	$(6,690)	$30,437

Operating income for the six months ended June 30, 2015 was $23.7 million, an increase of $30.4 million from operating loss of $6.7 million for the six months ended June 30, 2014. The increase is primarily as a result of the positive variance on unrealized gains and losses on derivatives of $12.8 million impacting the equity in earnings of joint ventures and the PGN FSRU Lampung being in operations for the six months ended June 30, 2015.

Interest Income. The following table sets forth details of our interest income for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Interest income	$4,852	$901	$3,951

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Interest income for the six months ended June 30, 2015 was $4.9 million, an increase of $4.0 million from $0.9 million for the six months ended June 30, 2014. Interest income of $3.9 million related to the demand note due from Höegh LNG and $0.9 million related to interest accrued on the advances to our joint ventures for the six months ended June 30, 2015. For the six months ended June 30, 2014, the entire balance related to interest accrued on the advances to our joint ventures. The interest rate under the shareholder loans to our joint ventures is a fixed rate of 8.0% per year. We lent $140 million to Höegh LNG from net proceeds of the IPO pursuant to a demand note. The note is repayable on demand or we can elect to utilize the note as part of the purchase consideration in the event all or a portion of Höegh LNG’s interests in an FSRU are purchased by the Partnership. The note bears interest at a rate of 5.88% per annum. On October 1, 2015, the Partnership purchased the FSRU Höegh Gallant from Höegh LNG and the note was utilized as part of the purchase consideration.

Interest Expense. The following table sets forth details of our interest expense for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
	2015	2014	variance
	(Restated)	(Restated)
Interest expense	$(5,613)	(4,369)	$(1,244)
Commitment fees	(599)	(1,220)	621
Amortization of debt issuance cost	(1,298)	(2,212)	914
Capitalized interest	—	5,447	(5,447)
Total interest expense	$(7,510)	(2,354)	$(5,156)

Interest expense for the six months ended June 30, 2015 was $7.5 million, an increase of $5.2 million from $2.3 million for the six months ended June 30, 2014. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost less the interest capitalized for the period.

The interest incurred of $5.6 million for the six months ended June 30, 2015, increased by $1.2 million compared to $4.4 million for the six months ended June 30, 2014.

Commitment fees were $0.6 million and $1.2 million for the six months ended June 30, 2015 and 2014, respectively. The commitment fees relate to the undrawn $85 million sponsor credit facility for the six months ended June 30, 2015. For the six months ended June 30, 2014, commitment fees were incurred on the Lampung facility for undrawn balances.

Amortization of debt issuance cost for the six months ended June 30, 2015 and 2014 was $1.3 million and $2.2 million, respectively. The higher amortization of debt issuance cost of $0.9 million for the six months ended June 30, 2014 related to the short amortization period for the Mooring tranche of the Lampung facility. The Mooring tranche was fully repaid on July 3, 2014.

There was no capitalized interest for the six months ended June 30, 2015 since there was no construction in progress. The PGN FSRU Lampung and the Mooring were under construction for the first quarter and part of the second quarter of 2014 and most interest incurred qualified for capitalization for this period. Capitalized interest was $5.4 million for the six months ended June 30, 2014. Capitalization of interest ceased in the middle of May, 2014 when the PGN FSRU Lampung and the Mooring were substantially complete.

Gain on derivative financial instruments. The following table sets forth details of our loss on derivative financial instruments for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Gain on derivative financial instruments	$113	$—	$113

11

Gain on derivative financial instruments for the three months ended June 30, 2015 was $0.1 million. This amount related to the interest rate swap for the Lampung facility. We did not have any derivative financial instruments for the six months ended June 30, 2014.

Other Items, Net. The following table sets forth details of our other items, net for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
	2015	2014	variance
		(Restated)
Foreign exchange gain (loss)	$(672)	(63)	$(609)
Bank charges and fees	(14)	(1)	(13)
Withholding tax on interest expense and other	(1,348)	(1,038)	(310)
Total other items, net	$(2,034)	(1,102)	$(932)

Other items, net for the six months ended June 30, 2015 was $2.0 million, an increase of $0.9 million from $1.1 million for the six months ended June 30, 2014.

The increase is due to a higher foreign exchange loss of $0.6 million and higher withholding tax of $0.3 million for the six months ended June 30, 2015 compared with the six months ended June 30, 2014. The withholding tax is required on interest expense to parties outside of Singapore and Indonesia. Pursuant to the terms of the PGN FSRU Lampung time charter, we will be reimbursed, as a component of time charter revenues, for the part of the withholding tax associated with the charter activities.

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)	(Restated)
Income (loss) before tax	$19,168	$(9,245)	$28,413

Income before tax for the six months ended June 30, 2015 was $19.2 million, an increase of $28.4 million from the loss before tax of $9.2 million for the six months ended June 30, 2014. The increase is primarily a result of the PGN FSRU Lampung being in operation for the six months ended June 30, 2015 compared with start up and construction activities for the six months ended June 30, 2014.

Income Tax Expense. The following table sets forth details of our income tax expense for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)
Income tax expense	$(152)	$(233)	$(81)

12

Income tax expense for the six months ended June 30, 2015 was $0.1 million, an decrease of $0.1 million compared to $0.2 million for the six months ended June 30, 2014. We are not subject to Marshall Islands income taxes. However, we are subject to tax on earnings in Singapore and Indonesia. For the first half of 2015, the income tax expense mainly related to Hoegh LNG Lampung Pte. Ltd., our subsidiary incorporated in Singapore (“Hoegh Lampung”).

Net Income. The following table sets forth details of our net income for the six months ended June 30, 2015 and 2014:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)	(Restated)
Net income (loss)	$19,016	$(9,478)	$28,494

As a result of the foregoing, net income for the six months ended June 30, 2015 was $19.0 million, an increase of $28.5 million from a net loss of $9.5 million for the six months ended June 30, 2014.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG are included in “Other.”

For the six months ended June 30, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung. For the six months ended June 30, 2014, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014.

As of June 30, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the six months ended June 30, 2015 and 2014.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the six months ended June 30, 2015 and 2014:

13

	Six months ended		Positive
Majority Held FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)	(Restated)
Time charter revenues	$22,577	$—	$22,577
Construction contract revenues	—	38,839	(38,839)
Other revenues	—	474	(474)
Total revenues	22,577	39,313	(16,736)
Vessel operating expenses	(3,859)	(759)	(3,100)
Administrative expenses	(1,236)	(3,272)	2,036
Construction contract expense	—	(33,482)	33,482
Segment EBITDA	17,482	1,800	15,682
Depreciation and amortization	(16)	(980)	964
Operating income (loss)	17,466	820	16,646
Financial income (expense), net	(8,827)	(3,456)	(5,371)
Income (loss) before tax	8,639	(2,636)	11,275
Income tax expense	(152)	(233)	(81)
Net income (loss)	$8,487	$(2,869)	$11,356

Time charter revenues for the six months ended June 30, 2015 were $22.6 million, an increase of $22.6 million from the six months ended June 30, 2014. Construction contract revenues for the six months ended June 30, 2014 were $38.8 million. As discussed in more detail above, during the six months ended June 30, 2015, the PGN FSRU Lampung was operating under the time charter while the activities for the six months ended June 30, 2014 related to the construction of the Mooring and preparations to begin operations. Other revenues for the six months ended June 30, 2014 were $0.5 million.

Vessel operating expenses for the six months ended June 30, 2015 were $3.9 million compared to $0.8 million for the six months ended June 30, 2014. This reflects that PGN FSRU Lampung was in operation for the six months ended June 30, 2015, while the vessel was not ready for its intended use before the middle of May 2014.

Administrative expenses for the six months ended June 30, 2015 were $1.2 million, a decrease of $2.0 million from $3.2 million for the six months ended June 30, 2014. Higher administrative expenses in the six months ended June 30, 2014 were due to activities associated with the Mooring and the preparation for the start of operations, while the comparative period of 2015 had more routine operations.

Construction contract expense was $33.5 million for the six months ended June 30, 2014 due to progress to complete the Mooring construction project.

Segment EBITDA for the six months ended June 30, 2015 was $17.5 million, an increase of $15.7 million from $1.8 million for the six months ended June 30, 2014 mainly due to the full operations under the PGN FSRU Lampung time charter for the six months ended June 30, 2015.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the six months ended June 30, 2015 and 2014:

14

	Six months ended		Positive
Joint Venture FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$21,309	$20,350	$959
Vessel operating expenses	(4,854)	(3,649)	(1,204)
Administrative expenses	(439)	(385)	(54)
Segment EBITDA	16,016	16,316	(301)
Depreciation and amortization	(4,486)	(4,573)	87
Operating income	11,530	11,743	(214)
Gain (loss) on derivative instruments	5,939	(6,909)	12,848
Other income (expense), net	(8,110)	(8,630)	520
Income (loss) before tax	9,359	(3,796)	13,154
Income tax expense	—	—	—
Net income (loss)	$9,359	$(3,796)	$13,154

The segment results for the Joint Venture FSRUs are presented using the proportional consolidation method (which differs from the equity method used in the historical unaudited interim combined carve-out financial statements).

Total time charter revenues for the six months ended June 30, 2015 were $21.3 million, an increase of $0.9 million compared to $20.4 million for the six months ended June 30, 2014.

Vessel operating expenses were $4.9 million for the six months ended June 30, 2015 compared to $3.6 million for the six months ended June 30, 2014.

Administrative expenses were $0.4 million for each of the six months ended June 30, 2015 and 2014.

Segment EBITDA was $16.0 million for the six months ended June 30, 2015 compared with $16.3 million for the six months ended June 30, 2014.

Other. The following table sets forth details of other results for the six months ended June 30, 2015 and 2014:

	Six months ended		Positive
Other	June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Administrative expenses	$(3,079)	$(3,714)	$635
Segment EBITDA	(3,079)	(3,714)	635
Operating income (loss)	(3,079)	(3,714)	635
Interest income	4,249	901	3,348
Income (loss) before tax	1,170	(2,813)	3,983
Income tax expense	-	-	-
Net income (loss)	$1,170	$(2,813)	$3,983

Administrative expenses and Segment EBITDA for the six months ended June 30, 2015 were $3.1 million, a decrease of $0.6 million from $3.7 million for the six months ended June 30, 2014.

Interest income, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures and our $140 million demand note from Höegh LNG.

15

Three Months Ended June 30, 2015 Compared with the Three Months Ended June 30, 2014

Time Charter Revenues. The following table sets forth details of our time charter revenues for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)
Time charter revenues	$11,065	$—	$11,065

Time charter revenues for the three months ended June 30, 2015 were $11.1 million, an increase of $11.1 million from the three months ended June 30, 2014. The time charter revenues relate to PGN FSRU Lampung which was on-hire for the three months ended June 30, 2015. The time charter revenues relate to PGN FSRU Lampung did not begin until July 21, 2014 when commissioning began.

Time charter revenues consist of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, vessel operating expenses and withholding taxes borne by the charterer.

Construction Contract Revenues and Related Expenses. The following table sets forth details of our construction contract revenues and construction contract expenses for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Construction contract revenues	$—	$8,084	$(8,084)
Construction contract expenses	$—	$(6,668)	$6,668
Recognized contract margin	$—	$1,416	$(1,416)

PGN formally accepted the PGN FSRU Lampung and signed the Certificate of Acceptance on October 30, 2014 which was the condition for the final payment related to the Mooring. As such the Mooring project was completed as of December 31, 2014. As a result, there were no construction contract revenues or expenses for the three months ended June 30, 2015. Construction contract revenues for the three months ended June 30, 2014 were $8.1 million. Construction contract expenses were $6.7 million for the three months ended June 30, 2014. As of June 30, 2014 the project was estimated to be 88% complete

Other Revenue: The following table sets forth details of our other revenue for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Other revenue	$—	$241	$241

Other revenue includes incidental revenues prior to the start of the time charter for the PGN FSRU Lampung.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended June 30, 2015 and 2014:

16

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Vessel operating expenses	$(1,599)	$(759)	$(840)

Vessel operating expenses for the three months ended June 30, 2015 were $1.6 million, an increase of $0.8 million from the three months ended June 30, 2014. This reflects that PGN FSRU Lampung was in operation for the three months ended June 30, 2015, while the vessel was not ready for its intended use before the middle of May 2014.

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Administrative expenses	$(2,215)	$(2,806)	$591

Administrative expenses for the three months ended June 30, 2015 were $2.2 million, a decrease of $0.6 million from $2.8 million for the three months ended June 30, 2015. The major reason for the decrease was lower expenses associated with the PGN FSRU Lampung which more that offset higher corporate administrative expenses.

There were lower administrative activities associated with the PGN FSRU Lampung during the three months ended June 30, 2015 than during the three months ended June 30, 2014 when there were preparations for the start of operations of the PGN FSRU Lampung.

For the three months ended June 30, 2015, administrative expenses were incurred for public company costs principally related to audit fees and legal fees.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Depreciation and amortization	$(8)	$(972)	$964

Depreciation and amortization for the three months ended June 30, 2015 related to office and IT equipment. Depreciation and amortization for the three months ended June 30, 2014 related to the PGN FSRU Lampung and office and IT equipment. The time charter hire had not commenced as of June 30, 2014. The PGN FSRU Lampung was depreciated from the time it was substantially complete in the middle of May 2014 until the start of the direct financing lease in July 2014.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
		(Restated)
Total operating expenses	$(3,822)	$(11,205)	$7,383

17

Total operating expenses for the three months ended June 30, 2015 were $3.8 million, a decrease of $7.4 million from $11.2 million for the three months ended June 30, 2014. The decrease is mainly due to the decrease in construction contract expense. Excluding construction contract expense for the three months ended June 30, 2014, total operating expenses decreased by $0.7 million for the three months ended June 30, 2015 compared to the three months ended June 30, 2014. The increase in vessel operating expenses due the start of operations of the PGN FSRU Lampung for the three months ended June 30, 2015 more than offset the reduction in depreciation and administrative expenses between the periods.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Equity in earnings (losses) of joint ventures	$11,481	$(2,125)	$13,606

Equity in earnings of joint ventures for the three months ended June 30, 2015 was $11.5 million, an increase of $13.6 million from equity in losses of $2.1 million for the three months ended June 30, 2014. The reason for the increase was an unrealized gain on derivative instruments in our joint ventures for the three months ended June 30, 2015, compared to an unrealized loss on derivative instruments for the three months ended June 30, 2014.

Our share of our joint ventures’ operating income was $5.7 million for the three months ended June 30, 2015, compared with $5.9 million for the three months ended June 30, 2014. Our share of other financial income (expense), net, principally consisting of interest expense, was $4.1 million for the three months ended June 30, 2015, a decrease of $0.2 million from $4.3 million for the three months ended June 30, 2014. The unrealized gain on derivative instruments was $9.9 million for the three months ended June 30, 2015, an increase of $13.6 million from an unrealized loss $3.7 million for the three months ended June 30, 2014.

There was no accrued income tax expense for the three months ended June 30, 2015 and 2014. Our joint ventures did not pay any dividends for the three months ended June 30, 2015 and 2014.

Operating Income. The following table sets forth details of our operating income for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)	(Restated)
Operating income (loss)	$18,724	$(5,005)	$23,729

Operating income for the three months ended June 30, 2015 was $18.7 million, an increase of $23.7 million from operating loss of $5.0 million for the three months ended June 30, 2014. The increase is primarily as a result of the higher unrealized gains on derivatives of $13.6 million impacting equity in earnings of joint ventures and the PGN FSRU Lampung being in operations for the three months ended June 30, 2015.

Interest Income. The following table sets forth details of our interest income for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Interest income	$2,425	$435	$1,990

18

Interest income for the three months ended June 30, 2015 was $2.4 million, an increase of $2.0 million from $0.4 million for the three months ended June 30, 2014. Interest income of $2.0 million related to the demand note due from Höegh LNG and $0.4 million related to interest accrued on the advances to our joint ventures for the three months ended June 30, 2015. For the three months ended June 30, 2014, the entire balance related to interest accrued on the advances to our joint ventures. The interest rate under the shareholder loans to our joint ventures is a fixed rate of 8.0% per year. We lent $140 million to Höegh LNG from net proceeds of the IPO pursuant to a demand note. The note is repayable on demand or we can elect to utilize the note as part of the purchase consideration in the event all or a portion of Höegh LNG’s interests in an FSRU are purchased by the Partnership. The note bears interest at a rate of 5.88% per annum. On October 1, 2015, the Partnership purchased the FSRU Höegh Gallant from Höegh LNG and the note was utilized as part of the purchase consideration.

Interest Expense. The following table sets forth details of our interest expense for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
	2015	2014	variance
	(Restated)	(Restated)
Interest expense	$(2,759)	$(2,160)	$(599)
Commitment fees	(301)	(364)	63
Amortization of debt issuance cost	(650)	(1,913)	1,263
Capitalized interest	—	2,181	(2,181)
Total interest expense	$(3,710)	$(2,256)	$(1,454)

Interest expense for the three months ended June 30, 2015 was $3.7 million, an increase of $1.4 million from $2.3 million for the three months ended June 30, 2014. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost less the interest capitalized for the period.

The interest incurred of $2.8 million for the three months ended June 30, 2015, increased by $0.6 million compared to $2.2 million for the three months ended June 30, 2014.

Commitment fees were $0.3 million and $0.4 million for the three months ended June 30, 2015 and 2014, respectively. The commitment fees relate to the undrawn $85 million sponsor credit facility for the three months ended June 30, 2015. For the three months ended June 30, 2014, commitment fees were incurred on the Lampung facility for undrawn balances.

Amortization of debt issuance cost for the three months ended June 30, 2015 and 2014 was $0.7 million and $1.9 million, respectively. The higher amortization of debt issuance cost of $1.2 million for the three months ended June 30, 2014 related to the short amortization period for the Mooring tranche of the Lampung facility. The Mooring tranche was fully repaid on July 3, 2014.

There was no capitalized interest for the three months ended June 30, 2015 since there was no construction in progress. The PGN FSRU Lampung and the Mooring were under construction for part of the second quarter of 2014 and most interest incurred qualified for capitalization for this period. Capitalized interest was $3.3 million for the three months ended June 30, 2014. Capitalization of interest ceased in the middle of May, 2014 when the PGN FSRU Lampung and the Mooring were substantially complete.

Loss on derivative financial instruments. The following table sets forth details of our loss on derivative financial instruments for the three months ended June 30, 2015 and 2014:

19

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Loss on derivative financial instruments	$(8)	$—	$(8)

Loss on derivative financial instruments for the three months ended June 30, 2015 relates to the interest rate swap for the Lampung facility. We did not have any derivative financial instruments for the three months ended June 30, 2014.

Other Items, Net. The following table sets forth details of our other items, net for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
	2015	2014	variance
		(Restated)
Foreign exchange gain (loss)	$(246)	$(42)	$(204)
Bank charges and fees	(13)	—	(13)
Withholding tax on interest expense and other	(675)	(589)	(86)
Total other items, net	$(934)	$(631)	$(303)

Other items, net for the three months ended June 30, 2015 was $0.9 million, an increase of $0.3 million from $0.6 million for the three months ended June 30, 2014.

The increase is due to an increase in the foreign exchange loss of $0.2 million and an increase in withholding tax of $0.1 million. The withholding tax is required on interest expense to parties outside of Singapore and Indonesia. Pursuant to the terms of the PGN FSRU Lampung time charter, we will be reimbursed, as a component of time charter revenues, for the part of the withholding tax associated with the charter activities.

20

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)	(Restated)
Income (loss) before tax	$16,497	$(7,457)	$23,954

Income before tax for the three months ended June 30, 2015 was $16.5 million, an increase of $24.0 million from loss before tax of $7.5 million for the three months ended June 30, 2014. The increase is primarily as a result of the PGN FSRU Lampung being in operation for the three months ended June 30, 2015 compared with start up and construction activities for the three months ended June 30, 2014 and the impact of unrealized gains and losses on financial derivative instruments in our joint ventures.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)	(Restated)
Income tax income (expense)	$(59)	$(200)	$(141)

Income tax expense for the three months ended June 30, 2015 was $0.1 million, a decrease of $0.1 million compared to income tax income of $0.2 million for the three months ended June 30, 2014. We are not subject to Marshall Islands income taxes. However, we are subject to tax on earnings in Singapore and Indonesia.

Net Income. The following table sets forth details of our net income for the three months ended June 30, 2015 and 2014:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)	(Restated)
Net income (loss)	$16,438	$(7,657)	$24,095

As a result of the foregoing, net income for the three months ended June 30, 2015 was $16.4 million, an increase of $24.1 million from a net loss of $7.7 million for the three months ended June 30, 2014.

21

Segments

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the three months ended June 30, 2015 and 2014:

	Three months ended		Positive
Majority Held FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
	(Restated)	(Restated)
Time charter revenues	$11,065	$—	$11,065
Construction contract revenues	—	8,084	(8,084)
Other revenues	—	241	(241)
Total revenues	11,065	8,325	2,740
Vessel operating expenses	(1,599)	(759)	(840)
Administrative expenses	(700)	(1,910)	1,210
Construction contract expense	—	(6,667)	6,667
Segment EBITDA	8,766	(1,011)	9,777
Depreciation and amortization	(8)	(972)	964
Operating income (loss)	8,758	(1,983)	10,741
Financial income (expense), net	(4,347)	(2,887)	(1,460)
Income (loss) before tax	4,411	(4,870)	9,281
Income tax expense	(59)	(200)	(141)
Net income (loss)	$4,352	$(5,070)	$9,422

Time charter revenues for the three months ended June 30, 2015 were $11.1 million, an increase of $11.1 million from the three months ended June 30, 2014. Construction contract revenues for the three months ended June 30, 2014 were $8.1 million. As discussed in more detail above, during the three months ended June 30, 2015, the PGN FSRU Lampung was operating under the time charter while the activities for the three months ended June 30, 2014 related to the construction of the Mooring and preparations to begin operations.

Vessel operating expenses for the three months ended June 30, 2015 were $1.6 million compared to $0.8 million for the three months ended June 30, 2014. This reflects that PGN FSRU Lampung was in operation for the three months ended June 30, 2015, while the vessel was not ready for its intended use before the middle of May 2014.

Administrative expenses for the three months ended June 30, 2015 were $0.7 million, a decrease of $1.2 million from $1.9 million for the three months ended June 30, 2014. Higher administrative expenses in the three months ended June 30, 2014 were due to activities associated with the Mooring and the preparation for the start of operations, while the comparative period of 2015 had more routine operations.

Construction contract expense was $6.7 million for the three months ended June 30, 2014 due to progress to complete the Mooring construction project.

Segment EBITDA for the three months ended June 30, 2015 was $8.8 million, an increase of $9.8 million from a negative Segment EBITDA of $1.0 million for the three months ended June 30, 2014 mainly due to the full operations under the PGN FSRU Lampung time charter for the three months ended June 30, 2015.

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Joint Venture FSRUs.The following table sets forth details of segment results for the Joint Venture FSRUs for the three months ended June 30, 2015 and 2014:

	Three months ended		Positive
Joint Venture FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$11,141	$10,101	$1,040
Vessel operating expenses	(2,956)	(1,736)	(1,219)
Administrative expenses	(203)	(153)	(50)
Segment EBITDA	7,982	8,212	(231)
Depreciation and amortization	(2,309)	(2,288)	(21)
Operating income	5,673	5,924	(252)
Gain (loss) on derivative instruments	9,871	(3,755)	13,626
Other income (expense), net	(4,063)	(4,294)	231
Income (loss) before tax	11,481	(2,125)	13,606
Income tax expense	—	—	—
Net income (loss)	$11,481	$(2,125)	$13,605

The segment results for the Joint Venture FSRUs are presented using the proportional consolidation method (which differs from the equity method used in the historical unaudited interim combined carve-out financial statements).

Total time charter revenues for the three months ended June 30, 2015 were $11.1 million, a increase of $1.0 million compared to $10.1 million for the three months ended June 30, 2014.

Vessel operating expenses were $4.8 million for the three months ended June 30, 2015 compared to $3.6 million for the three months ended June 30, 2014. The increase of $1.2 million is due to one off costs for one of the joint ventures.

Administrative expenses of $0.2 million for each of the three months ended June 30, 2015 and 2014.

Segment EBITDA was $7.9 million for the three months ended June 30, 2015 compared with $8.2 million for the three months ended June 30, 2014.

Other. The following table sets forth details of other results for the three months ended June 30, 2015 and 2014:

	Three months ended		Positive
Other	June 30,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Administrative expenses	$(1,515)	$(897)	$(618)
Segment EBITDA	(1,515)	(897)	(618)
Operating income (loss)	(1,515)	(897)	(618)
Interest income	2,120	435	1,685
Income (loss) before tax	605	(462)	1,067
Income tax expense	—	—	-
Net income (loss)	$605	$(462)	$1,067

Administrative expenses and Segment EBITDA for the three months ended June 30, 2015 were $1.5 million, a increase of $0.6 million from $0.9 million for the three months ended June 30, 2014.

Interest income, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures and our $140 million demand note from Höegh LNG.

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Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of utilization of the demand note due from Höegh LNG, borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, the $140 million demand note due from Höegh LNG, cash flows from our operations, interest and repayment of principal from our advances to our joint ventures and our undrawn balance under the $85 million sponsor credit facility. The advances to our joint ventures (shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. Dividend distributions from our joint ventures a) require agreement of the other joint venture owners; b) require fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Hoegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if the retained earnings are positive under Indonesian law and applicable requirements are fulfilled under the Lampung facility. As of June 30, 2015, PT Hoegh has negative retained earnings and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1:20:1:00, PT Hoegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Our joint ventures had a commitment to fund the drydocking and the modifications of the GDF Suez Neptune during 2015. Under the terms of the time charter, GDF Suez has funded both the drydocking and modifications.

As of June 30, 2015, we do not have material commitments for capital expenditures for the rest of our current business. Our expected expenditures for our current business include funding remaining repairs and replacement parts of approximately $1.2 million under warranty provisions. This expenditure is indemnified by Höegh LNG under the omnibus agreement that we entered into with Höegh LNG in connection with the closing of the IPO (the “omnibus agreement”). Therefore, the funding for this expenditure will be provided by Höegh LNG.

We believe our current resources, including the $85 million sponsor credit facility, and our cash flows from operations, including distributions to us from PT Hoegh as payment of intercompany interest and/or intercompany debt and repayment of principal from our advances to our joint ventures, will be sufficient to meet our debt amortization, unitholder distributions and working capital requirements for our current business.

The $140 million demand note due from Höegh LNG was repayable on demand and available to be used as purchase consideration for all or a portion of Höegh LNG’s interests in an FSRU. On October 1, 2015, the Partnership purchased the FSRU Höegh Gallant from Höegh LNG and the note was utilized as part of the purchase consideration. Generally, our long-term source of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

As of June 30, 2015, the Partnership had cash and cash equivalents of $29.4 million and an undrawn sponsor credit facility of $85 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $9.5 million and long-term restricted cash required under the Lampung facility was $15.1 million as of June 30, 2015. The Partnership has an interest-bearing demand note due from Höegh LNG of $140.0 million. Refer to “Qualitative and Quantitative Disclosures About Market Risk” for additional information.

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On May 15, 2015, we paid a cash distribution of $8.9 million, or $0.3375 per unit, to our unitholders with respect to the first quarter of 2015. On August 14, 2015, we paid a cash distribution of $8.9 million, or $0.3375 per unit, to our unitholders with respect to the second quarter of 2015. On November 13, 2015, we paid a cash distribution of $8.9 million, or $0.3375 per unit, to our unitholders with respect to the third quarter of 2015.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Six months ended
	June 30,
(in thousands of U.S. dollars)	2015	2014
Net cash provided by operating activities	$18,727	$34,411
Net cash provided by (used in) investing activities	3,711	(155,155)
Net cash provided by (used in) financing activities	(23,542)	217,458
Increase (decrease) in cash and cash equivalents	(1,104)	96,754
Effect of exchange rate changes on cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	30,477	108
Cash and cash equivalents, end of period	$29,373	$96,862

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $18.7 million for the six months ended June 30, 2015 compared with $34.4 million for the six months ended June 30, 2014. Cash flows from operating activities reflect that the PGN FSRU Lampung was operating under the time charter for the six months ended June 30, 2015 while the FSRU had not been delivered or started operations in the corresponding period of 2014. The net cash provided by operating activities for the six months ended June 30, 2014 was mainly due to the receipt of part of the payments for the construction contract revenues for the Mooring.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $3.7 million and net cash used in investing activities was $155.2 million for the six months ended June 30, 2015 and 2014, respectively. The cash provided by investing activities for the six months ended June 30, 2015 primarily related to receipts of cash payments for principal on advances to joint ventures and on the principal on the direct financing lease since the PGN FSRU Lampung is accounted for as a financial lease. For the six months ended June 30, 2014, net cash used in investing activities mainly related to expenditures for newbuildings since the final payments for the PGN FSRU Lampung were due to the shipyard.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the six months ended June 30, 2015 was $23.5 million compared with net cash provided by financing activities of $217.5 million for the six months ended June 30, 2014.

Net cash used in financing activities for the six months ended June 30, 2015 was mainly due to the quarterly repayment of $9.5 million on the Lampung facility and our payment of cash distributions to our unitholders of $17.8 million. This was partially offset by receipt of $3.7 million from Höegh LNG for the indemnification claim for non-budgeted expenses related to 2014 under the omnibus agreement.

Net cash provided by financing activities during the six months ended June 30, 2014 was mainly due to the draw down on long-term financing for the PGN FSRU Lampung. We drew $257.1 million on the Lampung facility that was used for payments for the contractual commitments for the PGN FSRU Lampung and the Mooring construction contract expenses. Part of the proceeds of the debt was used to repay $46.7 million of amounts, loans and promissory notes from owners and affiliates. We also received a customer loan for funding the value added liability on importing the PGN FSRU Lampung to Indonesia. In addition, debt issuance cost related to the Lampung facility of $8.2 million was paid during the six months ended June 30, 2014. The net distributions to the owner were $10.9 million for the six months ended June 30, 2014.

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As a result of the foregoing, cash and cash equivalents decreased by $1.1 million for the six months ended June 30, 2015 and increased by $96.8 million for the six months ended June 30, 2014.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including foreign exchange risk, interest rate risk, credit risk and concentrations of risk.

Foreign Exchange Risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses and taxes are denominated in currencies other than U.S. dollars. Certain restricted cash balances are also denominated in in currencies other than U.S. dollars. For the three months ended June 30, 2015 and 2014, no derivative financial instruments have been used to manage foreign exchange risk.

Interest Rate Risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating-rate debt. As of June 30, 2015, there are interest rate swap agreements on the Lampung facility floating rate debt that are designated as cash flow hedges for accounting purposes. As of June 30, 2015, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR—based debt
Interest rate swaps (2)	LIBOR	$202,802	(8,394)	Sept 2026	2.8%

1) Excludes the margins paid on the floating—rate debt.
2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers' financial condition.

Concentrations of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There is a single charterer so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. No allowance for doubtful accounts was recorded for the three month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for the PGN FSRU Lampung terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

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Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (consolidated and combined carve—out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

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	Six months ended June 30, 2015
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)			(Restated)	(Restated)
Reconciliation to net income (loss)
Net income (loss)	$8,487	9,359	1,170	19,016	$19,016
Interest income	—	—	(4,852)	(4,852)	(4,852)
Interest expense, net	6,908	8,116	602	15,625	7,510
Depreciation and amortization	16	4,486	—	4,502	16
Income tax (benefit) expense	152	—	—	152	152
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	8,116
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	4,486
Other financial items (1)	1,919	(5,945)	2	(4,024)	1,921
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(5,945)
Segment EBITDA	17,482	16,016	(3,079)	30,419	30,419
Cash collection/ principal payment on direct financing lease	1,425	—	—	1,425	1,425
Adjusted EBITDA	$18,907	16,016	(3,079)	31,844	$31,844

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

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	Six months ended June 30, 2014
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)			(Restated)	(Restated)
Reconciliation to net income (loss)
Net income (loss)	$(2,869)	(3,796)	(2,813)	(9,478)	$(9,478)
Interest income	—	—	(901)	(901)	(901)
Interest expense, net	2,355	8,612	—	10,967	2,355
Depreciation and amortization	980	4,573	—	5,553	980
Income tax (benefit) expense	233	—	—	233	233
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	8,612
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	4,573
Other financial items (1)	1,101	6,927	—	8,028	1,101
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	6,927
Segment EBITDA	1,800	16,316	(3,714)	14,402	14,402
Cash collection/ principal payment on direct financing lease	—	—	—	—	—
Adjusted EBITDA	$1,800	16,316	(3,714)	14,402	$14,402

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

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	Three months ended June 30, 2015
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)			(Restated)	(Restated)
Reconciliation to net income (loss)
Net income (loss)	$4,352	11,481	605	16,438	$16,438
Interest income	—	—	(2,425)	(2,425)	(2,425)
Interest expense, net (1)	3,407	4,089	303	7,799	3,710
Depreciation and amortization	8	2,309	—	2,317	8
Income tax (benefit) expense	59	—	—	59	59
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,089
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,309
Other financial items (2)	940	(9,897)	2	(8,955)	942
Equity in earnings of JVs: Other financial items (a)	—	—	—	—	(9,897)
Segment EBITDA	8,766	7,982	(1,515)	15,233	15,233
Cash collection/ principal payment on direct financing lease	722	—	—	722	722
Adjusted EBITDA	$9,488	7,982	(1,515)	15,955	$15,955

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	Three months ended June 30, 2014
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)			(Restated)	(Restated)
Reconciliation to net income (loss)
Net income (loss)	$(5,070)	(2,125)	(462)	(7,657)	$(7,657)
Interest income	—	—	(435)	(435)	(435)
Interest expense, net	2,256	4,294	—	6,550	2,256
Depreciation and amortization	972	2,288	—	3,260	972
Income tax (benefit) expense	200	—	—	200	200
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,294
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,288
Other financial items (1)	631	3,755	—	4,386	631
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	3,755
Segment EBITDA	(1,011)	8,212	(897)	6,304	6,304
Cash collection/ principal payment on direct financing lease	—	—	—	—	—
Adjusted EBITDA	$(1,011)	8,212	(897)	6,304	$6,304

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

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Risk Factors

In addition to the risk factors below and the other information set forth in this Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Form 20-F/A, which could materially affect our business, financial condition or results of operations.

We face risks relating to our ineffective internal control over financial reporting.

As a result of our review of our internal control over financial reporting in connection with the preparation of our Form 20-F/A and this Form 6-K, we identified a combination of control deficiencies related to the accounting treatment for certain Indonesian VAT and WHT transactions for the year ended December 31, 2014 and the three and six months ended June 30, 2015 and 2014, which together constituted a material weakness in our internal control of financial reporting. In addition, management has concluded, based primarily on the identification of the material weakness, that our disclosure controls and procedures were not effective at December 31, 2014. Please see “Item 15 - Controls and Procedures” in our Form 20-F/A. We have not yet remediated our material weakness. If we are unable to successfully remediate this material weakness in a timely manner, or if in the future we are unable to maintain effective internal controls and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of our common units, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.

Because of an exemption for newly public companies, our management will not be required to make its first annual assessment of our internal control over financial reporting until our annual report for the year ending December 31, 2015. Our efforts to develop and maintain effective internal controls and disclosure controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under the Sarbanes-Oxley Act of 2002.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting and an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile. Furthermore, if we fail to successfully remediate the material weakness in our internal control of financial reporting as described in “Item 15 - Controls and Procedures” in our Form 20-F/A or to maintain an effective system of internal controls and disclosure controls in the future, we may not be able to accurately report our financial results or prevent fraud. Please read “—We face risks relating to our ineffective internal control over financial reporting.”

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FORWARD LOOKING STATEMENTS

This press release contains certain forward looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s anticipated growth strategies;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from joint ventures;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking and insurance costs;

•	the Partnership’s ability to make cash distributions on its units and the amount of any borrowings that may be necessary to make such distributions;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of the Partnership’s existing or future customers;

•	the Partnership’s ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by customers;

•	the Partnership’s ability to maintain long term relationships with its customers;

•	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	the Partnership’s ability to purchase vessels from Höegh LNG in the future, including the FSRU Independence, the Höegh Grace or Höegh LNG’s other FSRU newbuildings;

•	the Partnership’s continued ability to enter into long term, fixed rate charters;

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•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long—term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership’s vessels by their charterers;

•	termination dates and extensions of charters;

•	the expected cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self—regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	expected demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership’s vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership’s common units in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations;

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Form 20-F/A; and

•	the Partnership’s ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures

Forward looking statements in this Form 6-K are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond are control.

We caution that forward looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward looking statements. We undertake no obligation to update any forward looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement. The various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

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HÖEGH LNG PARTNERS LP

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

Table of Contents

Page

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three and Six Months Ended June 30, 2015 and 2014	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2015 and 2014	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of June 30, 2015 and December 31, 2014	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Six Months Ended June 30, 2015 and the Year Ended December 31, 2014	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Six Months Ended June 30, 2015 and 2014	F-7

Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-9

F-1

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF INCOME

(in thousands of U.S. dollars)

		Restated - Note 2.d
		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2015	2014	2015	2014
REVENUES
Time charter revenues		$11,065	—	22,577	$—
Construction contract revenues	5	—	8,084	—	38,839
Other revenue		—	241	—	474
Total revenues	4	11,065	8,325	22,577	39,313
OPERATING EXPENSES
Vessel operating expenses		(1,599)	(759)	(3,859)	(759)
Construction contract expenses	5	—	(6,668)	—	(33,482)
Administrative expenses		(2,215)	(2,806)	(4,314)	(6,986)
Depreciation and amortization		(8)	(972)	(16)	(980)
Total operating expenses		(3,822)	(11,205)	(8,189)	(42,207)
Equity in earnings (losses) of joint ventures	4,10	11,481	(2,125)	9,359	(3,796)
Operating income (loss)	4	18,724	(5,005)	23,747	(6,690)
FINANCIAL INCOME (EXPENSE), NET
Interest income		2,425	435	4,852	901
Interest expense		(3,710)	(2,256)	(7,510)	(2,354)
Gain (loss) on derivative instruments		(8)	—	113	—
Other items, net		(934)	(631)	(2,034)	(1,102)
Total financial income (expense), net	6	(2,227)	(2,452)	(4,579)	(2,555)
Income (loss) before tax		16,497	(7,457)	19,168	(9,245)
Income tax expense	7	(59)	(200)	(152)	(233)
Net income (loss)		$16,438	(7,657)	19,016	$(9,478)

Earnings per unit
Common unit public (basic and diluted)	16	$0.62	—	0.72	—
Common unit Höegh LNG (basic and diluted)	16	$0.62	—	0.72	—
Subordinated unit (basic and diluted)	16	$0.62	—	0.72	—

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-2

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

		Restated - Note 2.d
		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2015	2014	2015	2014
Net income (loss)		$16,438	(7,657)	19,016	$(9,478)
Unrealized gains (losses) on cash flow hedge		2,981	(3,850)	714	(7,316)
Income tax benefit (expense)		(118)	963	(203)	1,829
Other comprehensive income (loss)		2,863	(2,887)	511	(5,487)
Comprehensive income (loss)		$19,301	(10,544)	19,527	$(14,965)

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-3

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

		Restated - Note 2.d
		As of
		June 30,	December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents	12	$29,373	$30,477
Restricted cash	12	9,463	21,935
Trade receivables		6,189	6,189
Demand note due from owner	11,12	142,089	143,241
Advances to joint ventures	8,12	6,624	6,665
Deferred debt issuance cost		2,532	2,574
Current portion of net investment in direct financing lease		3,051	2,894
Current deferred tax asset	7	340	343
Prepaid expenses and other receivables		3,016	564
Total current assets		202,677	214,882
Long-term assets
Restricted cash	12	15,116	15,184
Other equipment		39	54
Advances to joint ventures	8,12	9,731	12,287
Deferred debt issuance cost		10,491	11,556
Net investment in direct financing lease		291,644	292,469
Long-term deferred tax asset	7	1,668	1,667
Other long-term assets		13,904	15,449
Total long-term assets		342,593	348,666
Total assets		$545,270	$563,548

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-4

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

		Restated - Note 2.d
		As of
		June 30,	December 31,
	Notes	2015	2014
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,12	$19,062	$19,062
Trade payables		1,152	864
Amounts due to owners and affiliates	11,12	2,290	6,019
Loans and promissory notes due to owners and affiliates	11	301	467
Value added and withholding tax liability		6,978	3,066
Derivative financial instruments	12,13	4,406	4,676
Accrued liabilities and other payables		13,190	13,365
Total current liabilities		47,379	47,519
Long-term liabilities
Accumulated losses of joint ventures	10	50,270	59,630
Long-term debt	9,12	183,740	193,271
Derivative financial instruments	12,13	3,988	4,544
Other long-term liabilities		17,998	22,206
Total long-term liabilities		255,996	279,651
Total liabilities		303,375	327,170
EQUITY
Common units public		207,531	207,004
Common units Höegh LNG		5,822	5,202
Subordinated units		36,206	32,347
Total Partners' capital		249,559	244,553
Accumulated other comprehensive income (loss)		(7,664)	(8,175)
Total equity		241,895	236,378
Total liabilities and equity		$545,270	$563,548

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-5

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

(in thousands of U.S. dollars)

	Restated - Note 2.d
		Partners' Capital
	Owner's Equity	Common Units Public	Common Units Höegh LNG	Subordinated Units	Accumulated Other Comprehensive Income	Total Equity
Combined carve-out balance as of December 31, 2013	$(48,096)	—	—	—	—	$(48,096)
Carve-out net loss (January 1- August 12, 2014)	(11,941)	—	—	—	—	(11,941)
Other comprehensive loss	—	—	—	—	(5,900)	(5,900)
Conversion of promissory note to equity	101,500	—	—	—	—	101,500
Carve-out distributions to owner, net	(11,039)	—	—	—	—	(11,039)
Combined carve-out balance as of August 12, 2014	30,424	—	—	—	(5,900)	24,524
Elimination of equity (note 2)	45,799	—	—	—	—	45,799
Allocation of partnership capital to unitholders August 12, 2014	(76,223)	—	10,561	65,662	—	—
Net proceeds from IPO net of underwriters' discounts, fees and expenses of offering (note 3)	—	203,467	—	—	—	203,467
Cash distribution of initial public offering proceeds to Höegh LNG	—	—	(6,023)	(37,444)	—	(43,467)
Post-initial public offering net income (note 3)	—	5,562	1,066	6,627	—	13,255
Cash distributions to unitholders	—	(2,025)	(388)	(2,413)		(4,826)
Other comprehensive loss	—	—	—	—	(2,275)	(2,275)
Distributions to owner, net	—	—	(14)	(85)	—	(99)
Consolidated balance as of December 31, 2014	—	207,004	5,202	32,347	(8,175)	236,378
Net income	—	7,979	1,529	9,508	—	19,016
Cash distributions to unitholders	—	(7,452)	(1,428)	(8,880)	—	(17,760)
Cash contribution from Höegh LNG	—	—	510	3,172	—	3,682
Other comprehensive loss	—	—	—	—	511	511
Contributions from owner	—	—	9	58	—	67
Consolidated balance as of June 30, 2015	$—	207,531	5,822	36,206	(7,664)	$241,895

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-6

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Restated - Note 2.d.
	Six months ended
	June 30,
	2015	2014
OPERATING ACTIVITIES
Net income (loss)	$19,016	$(9,478)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	16	980
Equity in losses (earnings) of joint ventures	(9,359)	3,796
Changes in accrued interest income on advances to joint ventures and demand note	706	(579)
Amortization and write off of deferred debt issuance cost	1,296	2,399
Changes in accrued interest expense	(105)	1,006
Refundable value added tax on import	—	(26,298)
Net currency exchange losses (gains)	529	—
Unrealized loss (gain) on financial instruments	(113)	—
Other adjustments	(135)	—
Changes in working capital:
Restricted cash	12,012	—
Trade receivables	—	(6,276)
Unbilled construction contract income	—	52,246
Bunkers	—	(2,931)
Prepaid expenses and other receivables	2,011	(1,845)
Trade payables	287	424
Amounts due to owners and affiliates	(3,729)	8,202
Value added and withholding tax liability	(570)	9,963
Accrued liabilities and other payables	(3,135)	2,802
Net cash provided by (used in) operating activities	18,727	34,411

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(757)	(169,798)
Receipts from repayment of principal on advances to joint ventures	3,043	3,983
Receipts from repayment of principal on direct financing lease	1,425	—
(Increase) decrease in restricted cash	—	10,700
Net cash provided by (used in) investing activities	$3,711	$(155,115)

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-7

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six months ended
	June 30,
	2015	2014
FINANCING ACTIVITIES
Proceeds from long-term debt	$—	$257,099
Repayment of long-term debt	(9,531)	—
Repayment of loans and promissory notes due to owners and affiliates	—	(46,741)
Contributions from (distributions to) owner	—	(10,962)
Customer loan for funding of value added liability on import	—	26,298
Payment of debt issuance cost	—	(8,236)
Cash distributions to unitholders	(17,761)	—
Proceeds from indemnifications received from Höegh LNG	3,682	—
(Increase) decrease in restricted cash	68	—
Net cash provided by (used in) financing activities	(23,542)	217,458

Increase (decrease) in cash and cash equivalents	(1,104)	96,754
Cash and cash equivalents, beginning of period	30,477	108
Cash and cash equivalents, end of period	$29,373	$96,862

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-8

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the GDF Suez Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”).

On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung. The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i) 11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interests in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership, as further described in note 3.

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated and combined carve-out financial statements. The joint ventures and the subsidiaries are, collectively, referred to as the “Combined Entities” in the combined carve-out financial statements. The PGN FSRU Lampung, the GDF Suez Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these consolidated and combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer to extend for up to two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034 (with an option for the charterer to extend for up to two additional periods of five years each) and uses the Mooring that was constructed and installed for the charterer and was sold to PT PGN LNG, a subsidiary of Perusahaan Gas Negara (Persero) Tbk (“PGN”).

The following table lists the entities included in these consolidated and combined carve-out financial statements and their purpose as of June 30, 2015.

Jurisdiction of
Name	Incorporation	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Cape Ann

F-9

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(1) PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated and combined carve-out financial statements.

(2) The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

2. Significant accounting policies

a.	Basis of presentation

The accompanying unaudited condensed interim consolidated and combined carve-out financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all of the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated and combined carve-out financial statements should be read in conjunction with the audited combined carve-out financial statements for the year ended December 31, 2014, included in the Partnership’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission (“SEC”) on November 30, 2015 (the “Form 20-F/A”).

As of August 13, 2014, financial statements of the Partnership are consolidated since it was a separate legal entity owning the interests in the subsidiaries and joint ventures. At the closing of the IPO, the transfer of the interests was recorded at Höegh LNG’s consolidated book values. Prior to that date, the income statement, balance sheet and cash flows, as converted to US GAAP, have been carved out of the consolidated financial statements of Höegh LNG and are presented on a combined carve-out basis for the Combined Entities. The combined carve-out financial statements include the related assets, liabilities, revenues, expenses and cash flows directly attributable to Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung. In addition, the investment in 50% of the joint ventures using the equity method of accounting, and the related advances to joint ventures and interest income on the advances, are included in the consolidated and combined carve-out financial statements. The combined carve-out financial statements prior to August 13, 2014, also include allocations of certain administrative expenses.

Included in the combined carve-out equity as of August 12, 2014, were amounts related to promissory notes and related accrued interest due to Höegh LNG. Höegh LNG’s receivables for the promissory notes and related accrued interest of the Partnership’s subsidiaries were contributed to the Partnership as part of the Formation transactions. Refer to note 3 for additional discussion of the contribution. As a result, the liabilities of the Partnership’s subsidiaries are eliminated on consolidation since they were no longer external liabilities to the Partnership. Accordingly, this is equivalent to not transferring the subsidiaries’ liabilities to the Partnership. Therefore, the corresponding amounts have been eliminated for the Partnership’s opening equity position as of August 12, 2014. Details of the liabilities eliminated are as follows:

As of August 12,
(in thousands of U.S. dollars)	2014
Accrued interest on $48.5 million Promissory note due to Höegh LNG transferred to Partnership	$(1,684)
Accrued interest on $101.5 million Promissory note due to Höegh LNG transferred to Partnership	(2,947)
$40.0 million Promissory note and accrued interest due to Höegh LNG transferred to Partnership	(41,168)

Elimination to equity as of August 12, 2014	$45,799

It has been determined that PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.

F-10

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity’s expected residual returns and substantially all of the entity’s activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated and combined carve-out financial statements. Dividends may only be paid if the retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. As of June 30, 2015, PT Hoegh LNG Lampung has negative retained earnings and therefore cannot make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. Refer to note 9.

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership’s carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated and combined carve-out balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $9.1 million and $9.8 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $29.4 million and $28.4 million, respectively, as of June 30, 2015 and December 31, 2014. The Partnership’s carrying value for SRV Joint Gas Two Ltd., consists of a receivable for the advances of $8.5 million and $9.1 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $32.4 million and $31.2 million, respectively, as of June 30, 2015 and December 31, 2014 . The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

b.	Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated and combined carve-out financial statements are consistent with those applied in the audited consolidated and combined carve-out financial statements for the year ended December 31, 2014 included in the Partnership’s Form 20-F/A.

c.	Recent accounting pronouncements

There are no recent accounting pronouncements, whose adoption had a material impact on the consolidated and combined carve-out financial statements for the three months ended June 30, 2015. The following recent accounting pronouncements are effective for future periods.

F-11

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In February 2015, the Financial Accounting Standards Board (“FASB”) issued revised guidance for consolidation; Amendments to the Consolidation Analysis. The new guidance requires that entities re-evaluate their consolidation conclusions for their variable interests in other legal entities. The amendments are effective for annual and interim periods beginning after December 31, 2015. The Partnership is assessing what impact, if any, the adoption of this guidance will have on the consolidated and combined carve-out financial position, results of operations and cash flows.

In April 2015, the FASB issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost. Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet will be adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. Implementation of the revised guidance will result in a change in the classification of the deferred debt issuance cost on the Partnership’s consolidated and combined carve-out balance sheet.

d.	Restatement of previously announced results

Certain of the unaudited condensed interim consolidated and combined carve-out financial statements for the three and six months ended June 30, 2015 and 2014 have been restated for the items set forth below from the Partnership’s previously announced results for the three months ended June 30, 2015 and 2014 that were included in a press release dated August 27, 2015 (the “original press release”) furnished to the SEC on a Form 6-K on August 27, 2015.

See the Form 20-F/A filed with the SEC on November 30, 2015 for further information.

1.	Value added taxes (“VAT”), withholding taxes (“WHT”) and other

The Partnership announced in August 2015 that it was reviewing its accounting treatment for certain Indonesian value added tax (“VAT”) and Indonesian withholding tax (“WHT”) transactions for the years ended December 31, 2014 and 2013. All of the VAT and WHT restatement adjustments relate to the Partnership’s subsidiary, PT Hoegh LNG Lampung. In completing the review and reconciliation procedures during 2015, certain VAT balances recorded to the consolidated and combined carve-out balance sheet raised concerns about the appropriateness of the accounting treatment for VAT. The review and reconciliation procedures were subsequently expanded to include WHT balances. In the course of its review, the Partnership also completed a detailed analysis to confirm that all VAT and WHT transactions had been properly reported to Indonesian tax authorities.

Errors in accounting treatment of VAT and WHT

In Indonesia, the general rule is that VAT paid on supplier invoices is creditable (“creditable VAT”) against VAT received on customer invoices in determining the net amount of VAT due to the Indonesian tax authorities. The proper accounting treatment for creditable VAT paid on supplier invoices is to record it as a receivable on the balance sheet since it reduces the VAT liability due to the tax authorities on VAT received for customer invoices. However, prior to the start-up of revenue generating activities, VAT on most supplier invoices is non-creditable (“non-creditable VAT”). As a result, non-creditable VAT paid to the tax authorities on supplier invoices cannot subsequently be credited against VAT received on customer invoices. The proper accounting is to record non-creditable VAT as part of the expense of the associated supplier invoices or to capitalize it as a component of the asset to which it relates. Non-creditable VAT was incorrectly recorded as a VAT receivable in the Partnership’s consolidated and combined carve-out balance sheets as of June 30, 2015 and December 31, 2014. Non-creditable VAT should have been recorded as components of vessel operating expenses, construction contract expenses, administrative expenses, newbuilding (net investment in direct financing lease) or deferred debt issuance cost in the periods incurred.

F-12

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In addition, due to the understanding reached with the charterer releasing it from the obligation to pay the charter invoices for September and October 2014 (refer to note 14), a correction to expense the VAT associated with the invoices that were not payable from the charterer was required. Following PT Hoegh LNG Lampung’s inquiry process with the Indonesian tax authorities on the proper basis for applying VAT to the construction contract invoices related to the Mooring, an adjustment of approximately $6.2 million as of June 30, 2014 was recorded to increase the trade receivables from the charterer and VAT liabilities due to the Indonesian tax authorities on the consolidated and combined carve-out balance sheet.

In Indonesia, WHT is due to be paid on supplier invoices from foreign vendors providing services, goods and financing depending upon applicable tax treaties. The proper accounting treatment is to record WHT as an expense of the period, as other items, net, or a component of the capitalized asset (newbuilding (net investment in direct financing lease) or deferred debt issuance cost). Certain tax amounts are also required to be withheld by the charterer on payments of the time charter /customer invoices. The Partnership’s accounting policy is to record its revenues net of taxes. WHT paid on supplier invoices and withheld on time charter invoices was incorrectly recorded to a liability account in the consolidated and combined carve-out balance sheet.

PT Hoegh LNG Lampung uses an external service provider to complete filings for VAT and WHT to the Indonesian tax authorities as a basis for settlement of its VAT and WHT liabilities. The accuracy of the filings submitted to the tax authorities is dependent on PT Hoegh LNG Lampung providing the external service provider with transaction information for the VAT and WHT computation. In the course of its review, the Partnership identified certain VAT and WHT amounts that had not been previously reported. Amendments to the previous VAT and WHT filings have been made to the Indonesian tax authorities and the impact, including penalties imposed by the Indonesian tax authorities, recorded as part of the restatement adjustments for the three and six months ended June 30, 2014.

Pursuant to the omnibus agreement with Höegh LNG, the Partnership is indemnified by Höegh LNG for non-budgeted, non-creditable Indonesian VAT and non-budgeted Indonesian WHT, and any related impact on cash flow for the periods as further described in note 11.

Related adjustments

As a consequence of the reimbursable nature of certain VAT and WHT under PT Hoegh LNG Lampung’s time charter, related adjustments are required for revenue recognition as follows:

Related adjustments to revenues: Under terms of its time charter, PT Hoegh LNG Lampung is reimbursed by the charterer for Indonesian corporate income taxes, WHT on certain interest expenses, certain services and dividends and all Indonesian taxes, including VAT, related to the Mooring. During 2014, the charterer was invoiced for an estimate of the reimbursement of applicable taxes (the “Tax element”) which is subject to a final settlement pending an audit process to compare the invoiced Tax element to actual applicable taxes incurred. The revenue on the Tax element was recognized in the consolidated and combined carve-out income statements only to the extent that applicable taxes were identified as incurred during the applicable period. The remaining invoiced Tax element was deferred pending the completion of the audit process. As of November 30, 2015, the date of the filing of these restated financial statements, the final settlement of the Tax element has not been completed. As a result of identifying additional VAT related to the Mooring and WHT expenses recorded as part of the restatement, previously deferred revenues for the Tax element have been recognized as revenue in the restatement adjustments for the additional actual taxes incurred to the extent that such revenues are deemed fixed and determinable.

As discussed in note 14, the Partnership was indemnified by Höegh LNG for hire rate, taxes and VAT payments not received under PT Hoegh LNG Lampung’s time charter for September and October 2014. The Partnership received indemnification payments from Höegh LNG in September and October 2014, respectively, for the September and October 2014 invoices not paid by the charterer of $6.5 million and $6.7 million, respectively. The Partnership originally recognized part of the payments from Höegh LNG for September and October 2014 as revenue, net of certain deferrals related to part of the tax element and VAT. As a result of identifying additional VAT and WHT expenses recorded as part of the restatement, restatement adjustments include recognition of previously deferred indemnification revenues of approximately $4.9 million. After the restatement adjustments, all of the indemnification payments for the September and October 2014 invoices have been recognized as revenue and there is no remaining deferred indemnification on the consolidated and combined carve-out balance sheet as of December 31, 2014. For additional information on the accounting for the indemnification of the loss of hire, refer to note 2 c. significant accounting policies on insurance and other claims in the audited restated consolidated and combined carve-out financial statements for the year ended December 31, 2014 included in the Form 20-F/A.

F-13

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Adjustments to revenue that were associated with Indonesian VAT and WHT related to the Mooring have been accrued and included in the construction contract revenues. All other adjustments to revenue are included in the time charter revenues or other revenues. As a result of restating the total estimated construction contract expenses and revenues, the computation of the percentage of completion method has been restated for the three and six months ended June 30, 2014. For additional information on the percentage of completion method, refer to note 2 c. significant accounting policies on construction revenues and related expenses in the audited restated consolidated and combined carve-out financial statements for the year ended December 31, 2014 included in the Form 20-F/A.

Reclassification and tax adjustments: As the Partnership completed its review of the financial reporting for PT Hoegh LNG Lampung, it identified certain other corrections related to PT Hoegh LNG Lampung for 2014. The main correction was related to a reclassification between vessel operating expenses and administrative expenses. The correction recorded resulted in a decrease in vessel operating expenses and an offsetting increase in administrative expenses for the three and six months ended June 30, 2014. In addition, when the Indonesian tax advisors completed the computation of the tax loss carryforward based upon the restated results for PT Hoegh LNG Lampung for the year ended December 31, 2014, they altered the tax treatment of a component of the losses on derivative instruments compared with the original tax computation for the year ended December 31, 2014. The tax advisors had subsequently identified a private Indonesian tax ruling indicating that all of the gains and losses on derivative instruments were not tax deductible. As a result, the Partnership re-evaluated the recognition of the deferred tax asset and associated valuation allowance recorded as a component of other comprehensive income in equity related to the derivative instrument as of December 31, 2014. As result of the change to the deferred tax asset as of December 31, 2014, the reclassification of the income tax benefit from other comprehensive income to income tax expense (benefit) in the consolidated and combined carve-out statements of income has changed for the three and six months ended June 30, 2015.

2.	Indirect adjustments related to VAT and WHT

In addition to the related adjustments described above, the restatement adjustments related to VAT and WHT impacted the capitalized cost of  PT Hoegh LNG Lampung’s newbuilding (net investment in direct financing lease) and deferred debt issuance cost related to the Lampung facility and the basis for computing the revenue for the direct financing lease and amortization of debt issuance cost. The lease element of PT Hoegh LNG Lampung’s time charter is accounted for as a direct financing lease. As a result of the restatement adjustments described above, the effective interest rate method was recalculated for the revenue for the direct financing lease and for the amortization of the deferred debt issuance cost. The changes in accounting for the resulting amortization of the direct financing lease and the deferred debt issuance cost do not affect or the Partnership’s cash flows or liquidity.

The original press release presented the unaudited condensed consolidated and combined carve-out balance sheets as of June 30, 2015 and December 31, 2014 and the unaudited condensed consolidated and combined carve-out statements of income for the three months ended June 30, 2015 and 2014 which are restated in this Form 6-K

The Partnership is also presenting the pre-restatement and as restated information for its unaudited condensed consolidated and combined carve-out statements of income and cash flows for the six months ended June 30, 2015 and 2014, as well as its unaudited condensed consolidated and combined carve-out statements of comprehensive income for the three and six months ended June 30, 2015 and 2014, and changes in partners’ capital/owners equity as of June 30, 2015 and December 31, 2014.

F-14

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out statement of income:

	Three months ended June 30, 2015
		Adjustments
(in thousands of U.S. dollars, except per unit amounts)	As reported	VAT, WHT and other	Indirect adjustments	As restated
REVENUES
Time charter revenues	$11,087	—	(22)	$11,065
Total revenues	11,087	—	(22)	11,065
OPERATING EXPENSES
Vessel operating expenses	(1,599)	—	—	(1,599)
Administrative expenses	(2,215)	—	—	(2,215)
Depreciation and amortization	(8)	—	—	(8)
Total operating expenses	(3,822)	—	—	(3,822)
Equity in earnings (losses) of joint ventures	11,481	—	—	11,481
Operating income	18,746	—	(22)	18,724
FINANCIAL INCOME (EXPENSES), NET
Interest income	2,425	—	—	2,425
Interest expense	(3,734)	—	24	(3,710)
Gain (loss) on derivative financial instruments	(8)	—	—	(8)
Other items, net	(934)	—	—	(934)
Total financial income (expense), net	(2,251)	—	24	(2,227)
Income (loss) before tax	16,495	—	2	16,497
Income tax expense	(179)	120	—	(59)
Net income (loss)	$16,316	120	2	$16,438

Earnings per unit
Common unit public (basic and diluted)	$0.62			$0.62
Commn unit Höegh LNG (Basic and diluted)	$0.62			$0.62
Subordinated unit (basic and diluted)	$0.62			$0.62

F-15

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended June 30, 2015
		Adjustments
(in thousands of U.S. dollars, except per unit amounts)	Pre- restatement	VAT, WHT and other	Indirect adjustments	As restated
REVENUES
Time charter revenues	$22,622	—	(45)	$22,577
Total revenues	22,622	—	(45)	22,577
OPERATING EXPENSES
Vessel operating expenses	(3,859)	—	—	(3,859)
Administrative expenses	(4,314)	—	—	(4,314)
Depreciation and amortization	(16)	—	—	(16)
Total operating expenses	(8,189)	—	—	(8,189)
Equity in earnings (losses) of joint ventures	9,359	—	—	9,359
Operating income	23,792	—	(45)	23,747
FINANCIAL INCOME (EXPENSES), NET	—	—	—
Interest income	4,852	—	—	4,852
Interest expense	(7,633)	—	123	(7,510)
Gain (loss) on derivative financial instruments	113	—	—	113
Other items, net	(2,034)	—	—	(2,034)
Total financial income (expense), net	(4,702)	—	123	(4,579)
Income (loss) before tax	19,090	—	78	19,168
Income tax expense	(356)	204	—	(152)
Net income (loss)	$18,734	204	78	$19,016

Earnings per unit
Common unit public (basic and diluted)	$0.71			$0.72
Common unit Höegh LNG (Basic and diluted)	$0.71			$0.72
Subordinated unit (basic and diluted)	$0.71			$0.72

F-16

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended June 30, 2014
		Adjustments
(in thousands of U.S. dollars)	As reported	VAT, WHT and other	Indirect adjustments	As restated
REVENUES
Construction contract revenues	$7,485	599	—	$8,084
Other revenue	—	241	—	241
Total revenues	7,485	840	—	8,325
OPERATING EXPENSES
Vessel operating expenses	(1,145)	386	—	(759)
Construction contract expenses	(6,073)	(595)	—	(6,668)
Administrative expenses	(2,362)	(444)	—	(2,806)
Depreciation and amortization	(972)	—	—	(972)
Total operating expenses	(10,552)	(653)	—	(11,205)
Equity in earnings (losses) of joint ventures	(2,125)	—	—	(2,125)
Operating income (loss)	(5,192)	187	—	(5,005)
FINANCIAL INCOME (EXPENSES), NET
Interest income	435	—	—	435
Interest expense	(2,212)	—	(44)	(2,256)
Other items, net	(512)	(120)	—	(631)
Total financial income (expense), net	(2,289)	(120)	(44)	(2,452)
Income (loss) before tax	(7,481)	68	(44)	(7,457)
Income tax expense	175	(375)	—	(200)
Net income (loss)	$(7,306)	(307)	(44)	$(7,657)

F-17

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended June 30, 2014
		Adjustments
(in thousands of U.S. dollars)	Pre- restatement	VAT, WHT and other	Indirect adjustments	As restated
REVENUES
Construction contract revenues	$36,612	2,227	—	$38,839
Other revenue	—	474	—	474
Total revenues	36,612	2,701	—	39,313
OPERATING EXPENSES
Vessel operating expenses	(1,145)	386	—	(759)
Construction contract expenses	(30,734)	(2,748)	—	(33,482)
Administrative expenses	(6,510)	(476)	—	(6,986)
Depreciation and amortization	(980)	—	—	(980)
Total operating expenses	(39,369)	(2,838)	—	(42,207)
Equity in earnings (losses) of joint ventures	(3,796)	—	—	(3,796)
Operating income (loss)	(6,553)	(137)	—	(6,690)
FINANCIAL INCOME (EXPENSES), NET
Interest income	901	—	—	901
Interest expense	(2,293)	—	(61)	(2,354)
Other items, net	(892)	(210)	—	(1,102)
Total financial income (expense), net	(2,284)	(210)	(61)	(2,555)
Income (loss) before tax	(8,837)	(347)	(61)	(9,245)
Income tax expense	(233)	—	—	(233)
Net income (loss)	$(9,070)	(347)	(61)	$(9,478)

F-18

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s condensed consolidated and combined carve-out statement of comprehensive income:

	Three months ended June 30, 2015
		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
Net income	$16,316	120	2	$16,438
Unrealized losses on cash flow hedge	2,981	—	—	2,981
Income tax benefit	—	(118)	—	(118)
Other comprehensive income	2,981	(118)	—	2,863
Comprehensive income (loss)	$19,297	2	2	$19,301

	Six months ended June 30, 2015
		Adjustments
	Pre- restatement	VAT, WHT and other	Indirect adjustments	As restated
Net income	$18,734	204	78	$19,016
Unrealized losses on cash flow hedge	714	—	—	714
Income tax benefit	—	(203)	—	(203)
Other comprehensive income	714	(203)	—	511
Comprehensive income (loss)	$19,448	1	78	$19,527

F-19

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended June 30, 2014
		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
Net income (loss)	$(7,306)	(307)	(44)	$(7,657)
Unrealized losses on cash flow hedge	(3,850)	—	—	(3,850)
Income tax benefit	963	—	—	963
Other comprehensive income	(2,887)	—	—	(2,887)
Comprehensive income (loss)	$(10,193)	(307)	(44)	$(10,544)

	Six months ended June 30, 2014
		Adjustments
	Pre- restatement	VAT, WHT and other	Indirect adjustments	As restated
Net income (loss)	$(9,070)	(347)	(61)	$(9,478)
Unrealized losses on cash flow hedge	(7,316)	—	—	(7,316)
Income tax benefit	1,829	—	—	1,829
Other comprehensive income	(5,487)	—	—	(5,487)
Comprehensive income (loss)	$(14,557)	(347)	(61)	$(14,965)

F-20

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following tables show the effect of the restatement on the Partnership’s condensed consolidated and combined carve-out balance sheets :

	As of June 30, 2015
		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
ASSETS
Current assets
Cash and cash equivalents	$29,373	—	—	$29,373
Restricted cash	9,463	—	—	9,463
Trade receivables	—	6,189	—	6,189
Deferred debt issuance cost	2,561	(29)	—	2,532
Current portion of net investment in direct financing lease	2,962	134	(45)	3,051
Current deferred tax asset	316	24		340
Prepaid expenses and other receivables	3,222	(206)	—	3,016
Other current assets	148,713	—	—	148,713
Total current assets	196,610	6,112	(45)	202,677
Long-term assets
Restricted cash	15,116	—	—	15,116
Deferred debt issuance cost	10,367	—	124	10,491
Net investment in direct financing lease	291,490	154	—	291,644
Long-term deferred tax asset	1,396	272	—	1,668
Other long-term assets	20,080	(6,176)	—	13,904
Other equipment and advances to joint ventures	9,770	—	—	9,770
Total long-term assets	348,219	(5,750)	124	342,593
Total assets	$544,829	362	79	$545,270
LIABILITIES AND EQUITY
Current liabilities
Value added and withholding tax liability	264	6,714	—	6,978
Accrued liabilities and other payables	18,655	(5,465)	—	13,190
Other current liabilities	27,211	—	—	27,211
Total current liabilities	46,130	1,249	—	47,379
Total long-term liabilities	255,996	—	—	255,996
Total liabilities	302,126	1,249	—	303,375
Total equity	242,703	(887)	79	241,895
Total liabilities and equity	$544,829	362	79	$545,270

F-21

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of December 31, 2014
		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
ASSETS
Current assets
Cash and cash equivalents	$30,477	—	—	$30,477
Restricted cash	21,935	—	—	21,935
Trade receivables	—	6,189	—	6,189
Deferred debt issuance cost	2,603	(29)	—	2,574
Current portion of net investment in direct financing lease	2,809	85	—	2,894
Current deferred tax asset	318	25	—	343
Prepaid expenses and other receivables	5,091	(4,527)	—	564
Other current assets	149,906	—	—	149,906
Total current assets	213,139	1,743	—	214,882
Long-term assets
Restricted cash	15,184	—	—	15,184
Deferred debt issuance cost	11,974	(343)	(75)	11,556
Net investment in direct financing lease	292,379	120	(30)	292,469
Long-term deferred tax asset	1,572	95	—	1,667
Other long-term assets	21,626	(6,177)	—	15,449
Other equipment and advances to joint ventures	12,341	—	—	12,341
Total long-term assets	355,076	(6,306)	(105)	348,666
Total assets	$568,215	(4,562)	(105)	$563,548
LIABILITIES AND EQUITY
Current liabilities
Value added and withholding tax liability	835	2,231	—	3,066
Accrued liabilities and other payables	19,201	(5,836)	—	13,365
Other current liabilities	31,088	—	—	31,088
Total current liabilities	51,124	(3,605)	—	47,519
Total long-term liabilities	279,651	—	—	279,651
Total liabilities	330,775	(3,605)	—	327,170
Total equity	237,440	(957)	(105)	236,378
Total liabilities and equity	$568,215	(4,562)	(105)	$563,548

F-22

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following tables show the effect of the restatement on the Partnership’s condensed consolidated and combined carve-out statements of cash flows

	Six months ended June 30, 2015
		Adjustments
(in thousands of U.S. dollars)	Pre- restatement	VAT, WHT and other	Indirect adjustments	As restated
OPERATING ACTIVITIES
Net income (loss)	$18,734	204	78	$19,016
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	16	—	—	16
Equity in losses (earnings) of joint ventures	(9,359)	—	—	(9,359)
Changes in accrued interest income on advances to joint ventures and demand note	706	—	—	706
Amortization and write off of deferred debt issuance cost	1,419	—	(123)	1,296
Changes in accrued interest expense	(105)	—	—	(105)
Net currency exchange losses (gains)	529	—	—	529
Unrealized loss (gain) on financial instruments	(113)	—	—	(113)
Other adjustments	69	(204)	—	(135)
Changes in working capital:
Restricted cash	12,012	—	—	12,012
Prepaid expenses and other receivables	2,011	—	—	2,011
Trade payables	287	—	—	287
Amounts due to owners and affiliates	(3,729)	—	—	(3,729)
Value added and withholding tax liability	(570)	—	—	(570)
Accrued liabilities and other payables	(3,135)	—	—	(3,135)
Net cash provided by (used in) operating activities	$18,772	—	(45)	$18,727

F-23

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended June 30, 2015
		Adjustments
(in thousands of U.S. dollars)	Pre- restatement	VAT, WHT and other	Indirect adjustments	As restated
INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	$(757)	—	—	$(757)
Receipts from repayment of principal on advances to joint ventures	3,043	—	—	3,043
Receipts from repayment of principal on direct financing lease	1,380	—	45	1,425
Net cash provided by investing activities	3,666	—	45	3,711
FINANCING ACTIVITIES
Repayment of long-term debt	(9,531)	—	—	(9,531)
Cash distributions to unitholders	(17,761)	—	—	(17,761)
Proceeds from indemnifications received from Höegh LNG	3,682	—	—	3,682
(Increase) decrease in restricted cash	68	—	—	68
Net cash provided by (used in) financing activities	(23,542)	—	—	(23,542)

Increase (decrease) in cash and cash equivalents	(1,104)	—	—	(1,104
Cash and cash equivalents, beginning of period	30,477	—	—	30,477
Cash and cash equivalents, end of period	$29,373	—	—	$29,373

F-24

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended June 30, 2014
		Adjustments
(in thousands of U.S. dollars)	Pre- restatement	VAT, WHT and other	Indirect adjustments	As restated
OPERATING ACTIVITIES
Net income (loss)	$(9,070)	(347)	(61)	$(9,478)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	980	—	—	980
Equity in losses (earnings) of joint ventures	3,796	—	—	3,796
Changes in accrued interest income on advances to joint ventures and demand note	(579)	—	—	(579)
Amortization and write off of deferred debt issuance cost	2,338	—	61	2,399
Changes in accrued interest expense	1,006	—	—	1,006
Refundable value added tax on import	(26,298)	—	—	(26,298)
Changes in working capital:
Trade receivables	(87)	(6,189)	—	(6,276)
Unbilled construction contract income	54,473	(2,227)	—	52,246
Bunkers	(2,931)	—	—	(2,931)
Prepaid expenses and other receivables	(1,845)	—	—	(1,845)
Trade payables	424	—	—	424
Amounts due to owners and affiliates	8,202	—	—	8,202
Value added and withholding tax liability	1,358	8,605	—	9,963
Accrued liabilities and other payables	3,259	(457)	—	2,802
Net cash provided by (used in) operating activities	35,026	(615)	—	34,411

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(169,676)	(122)	—	(169,798)
Receipts from repayment of principal on advances to joint ventures	3,983	—	—	3,983
(Increase) decrease in restricted cash	10,700	—	—	10,700
Net cash provided by investing activities	$(154,993)	(122)	—	$(155,115)

F-25

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended June 30, 2014
		Adjustments
(in thousands of U.S. dollars)	Pre- restatement	VAT, WHT and other	Indirect adjustments	As restated
FINANCING ACTIVITIES
Proceeds from long-term debt	$257,099	—	—	$257,099
Repayment of loans and promissory notes due to owners and affiliates	(46,741)	—	—	(46,741)
Contributions from (distributions to) owner	(10,962)	—	—	(10,962)
Customer loan for funding of value added liability on import	26,298	—	—	26,298
Payment of debt issuance cost	(8,973)	737	—	(8,236)
Net cash provided by (used in) financing activities	216,721	737	—	217,458

Increase (decrease) in cash and cash equivalents	96,754	—	—	96,754
Cash and cash equivalents, beginning of period	108	—	—	108
Cash and cash equivalents, end of period	$96,862	—	—	$96,862

The following table presents the effect of the restatement on the Partnership’s previously reported net income (loss) and total equity as of the date and for the periods shown:

	Net income (loss)				Total equity
	Three months ended June 30		Six months ended June 30,		As of June 30,	As of December 31,
	2015	2014	2015	2014	2015	2014
As previously reported or pre-restatement	$16,316	(7,306)	18,734	(9,070)	242,703	$237,440
Adjustments:
VAT, WHT and other	120	(307)	204	(347)	(887)	(957)
Indirect adjustments	2	(44)	78	(61)	79	(105)
As restated	$16,438	(7,657)	19,016	(9,478)	241,895	$236,378

F-26

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Formation transactions and Initial Public Offering

During August 2014, the following transactions in connection with the transfer of equity interests, shareholder loans and promissory notes and accrued interest to the Partnership and the IPO occurred:

Capital contribution

Höegh LNG contributed the following to the Partnership:

(i)	Its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd.;

(ii)	Its shareholder loans made by Höegh LNG to each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., in part to finance the operations of such joint ventures;

(iii)	Its receivables for the $40 million promissory note due to Höegh LNG as well as accrued interest on such note and two other promissory notes relating to Hoegh LNG Lampung Pte. Ltd.;

(iv)	These transactions have been accounted for as a capital contribution by Höegh LNG to the Partnership. However, for purposes of the combined carve-out financial statements, the (i) net assets of the entities and the (ii) shareholder loans to the joint ventures are included in the combined carve-out balance sheet as of June 30, 2014;

Recapitalization of the Partnership

(i)	The Partnership issued to Höegh LNG 2,116,060 common units and 13,156,060 subordinated units and 100% of incentive distribution rights (“IDRs”), which will entitle Höegh LNG to increasing percentages of the cash the Partnership distributes in excess of $0.388125 per unit per quarter;

(ii)	The Partnership issued to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in the Partnership;

Initial Public Offering

(i)	The Partnership issued and sold through the underwriters to the public 11,040,000 common units (including 1,440,000 common units exercised pursuant to the underwriters’ option to purchase additional common units), representing approximately 42% limited partnership interest in the Partnership. The common units were sold for $20.00 per unit resulting in gross proceeds of $220.8 million. The net proceeds of the offering were approximately $203.5 million. Net proceeds is after deduction of underwriters’ discounts, structuring fees and reimbursements and the incremental direct costs attributable to the IPO that were deferred and charged against the proceeds of the offering.

(ii)	The Partnership applied the net proceeds of the offering as follows: (i) $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which the Partnership can elect to utilize as part of the purchase consideration in the event the Partnership purchases all or a portion of Höegh LNG’s interests in the Independence, (ii) $20 million for general partnership purposes and (iii) the remainder of approximately $43.5 million to make a cash distribution to Höegh LNG.

F-27

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Proceeds from IPO and application of funds
(in thousands of U.S. dollars)
Gross proceeds from IPO	$220,800
Underwriters’ discounts, structuring fees and incremental direct IPO expenses	(17,333)
Net proceeds from IPO	203,467
Loan of initial public offering proceeds to Höegh LNG for demand note	(140,000)
Cash distribution of initial public offering proceeds to Höegh LNG	(43,467)
Cash retained for general partnership purposes	$20,000

At the completion of the IPO, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing an approximate 58% limited partnership interest in the Partnership.

Agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	A $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s option to purchase from Höegh LNG all or a portion of its interests in an additional FSRU, the Independence , within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights AB Klaipèdos Nafta has under the related time charter, which the Partnership may exercise at one or more times during such 24-month period;

c.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

d.	Höegh LNG’s provision of certain indemnities to the Partnership.

(iii)	An administrative services agreement with Höegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provides certain administrative services to the Partnership; and

(iv)	Höegh UK has entered into an administrative services agreement with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provide Höegh UK certain administrative services.

Existing agreements remain in place for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the GDF Suez Neptune and the GDF Suez Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

F-28

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG are included in “Other.”

For the three and six months ended June 30, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung. For the three and six months ended June 30, 2014, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014.

As of June 30, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the consolidated and combined carve-out financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three and six months ended June 30, 2015 and 2014.

	Three months ended June 30, 2015
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
	(Restated)			(Restated)		(Restated)
Time charter revenues	$11,065	11,141	—	22,206	(11,141)	$11,065
Construction contract revenues	—	—	—	—	—	—
Total revenues	11,065	11,141	—	22,206		11,065
Operating expenses	(2,299)	(3,159)	(1,515)	(6,973)	3,159	(3,814)
Construction contract expenses	—	—	—	—	—	—
Equity in earnings of joint ventures	—	—	—	—	11,481	11,481
Segment EBITDA	8,766	7,982	(1,515)	15,233
Depreciation and amortization	(8)	(2,309)	—	(2,317)	2,309	(8)
Operating income (loss)	8,758	5,673	(1,515)	12,916		18,724
Gain (loss) on derivative instruments	(8)	9,871	—	9,863	(9,871)	(8)
Other financial income (expense), net	(4,339)	(4,063)	2,120	(6,282)	4,063	(2,219)
Income (loss) before tax	4,411	11,481	605	16,497	—	16,497
Income tax expense	(59)	—	—	(59)	—	(59)
Net income (loss)	$4,352	11,481	605	16,438	—	$16,438

F-29

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-
OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended June 30, 2014
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
	(Restated)			(Restated)		(Restated)
Time charter revenues	$—	10,101	—	10,101	(10,101)	$—
Construction contract revenues	8,084	—	—	8,084	—	8,084
Other revenue	241	—	—	241	—	241
Total revenues	8,325	10,101	—	18,426		8,325
Operating expenses	(2,668)	(1,889)	(897)	(5,454)	1,889	(3,565)
Construction contract expenses	(6,668)	—	—	(6,668)	—	(6,668)
Equity in earnings of joint ventures	—	—	—	—	(2,125)	(2,125)
Segment EBITDA	(1,011)	8,212	(897)	6,304
Depreciation and amortization	(972)	(2,288)	—	(3,260)	2,288	(972)
Operating income (loss)	(1,983)	5,924	(897)	3,044		(5,005)
Gain (loss) on derivative instruments	—	(3,755)	—	(3,755)	3,755	—
Other financial income (expense), net	(2,887)	(4,294)	435	(6,746)	4,294	(2,452)
Income (loss) before tax	(4,870)	(2,125)	(462)	(7,457)	—	(7,457)
Income tax expense	(200)	—	—	(200)	—	(200)
Net income (loss)	$(5,070)	(2,125)	(462)	(7,657)	—	$(7,657)

	Six months ended June 30, 2015
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
	(Restated)			(Restated)		(Restated)
Time charter revenues	$22,577	21,309	—	43,886	(21,309)	$22,577
Construction contract revenues	—	—	—	—	—	—
Total revenues	22,577	21,309	—	43,886		22,577
Operating expenses	(5,094)	(5,293)	(3,079)	(13,466)	5,293	(8,173)
Construction contract expenses	—	—	—	—	—	—
Equity in earnings of joint ventures	—	—	—	—	9,359	9,359
Segment EBITDA	17,482	16,016	(3,079)	30,419
Depreciation and amortization	(16)	(4,486)	—	(4,502)	4,486	(16)
Operating income (loss)	17,467	11,530	(3,079)	25,918		23,747
Gain (loss) on derivative instruments	113	5,939	—	6,052	(5,939)	113
Other financial income (expense), net	(8,941)	(8,110)	4,249	(12,802)	8,110	(4,692)
Income (loss) before tax	8,639	9,359	1,170	19,168	—	19,168
Income tax expense	(152)	—	—	(152)	—	(152)
Net income (loss)	$8,487	9,359	1,170	19,016	—	$19,016

F-30

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-
OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of June 30, 2015
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	Reporting	Eliminations	Reporting
	(Restated)			(Restated)		(Restated)
Newbuildings	$—	—	—	—	—	$—
Vessels, net of accumulated depreciation	—	287,645	—	287,645	(287,645)	—
Net investment in direct financing lease	294,695	—	—	294,695	—	294,695
Advances to joint ventures	—	—	16,356	16,356	—	16,356
Total assets	366,652	308,461	178,618	853,731	(308,461)	545,270
Accumulated losses of joint ventures	—	—	50	50	(50,320)	(50,270)
Expenditures for newbuildings, vessels & equipment	757	10,861	—	11,618	(10,861)	757
Expenditures for drydocking	—	1,600	—	221	(1,600)	—
Principal repayment direct financing lease	$1,425	—	—	1,425	—	$1,425

	Six months ended June 30, 2014
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
	(Restated)			(Restated)		(Restated)
Time charter revenues	$—	20,350	—	20,350	(20,350)	$—
Construction contract revenues	38,839	—	—	38,839	—	38,839
Other revenue	474	—	—	474	—	474
Total revenues	39,313	20,350	—	59,663		39,313
Operating expenses	(4,031)	(4,034)	(3,714)	(11,779)	4,034	(7,745)
Construction contract expenses	(33,482)	—	—	(33,482)	—	(33,482)
Equity in earnings of joint ventures	—	—	—	—	(3,796)	(3,796)
Segment EBITDA	1,800	16,316	(3,714)	14,402
Depreciation and amortization	(980)	(4,573)	—	(5,553)	4,573	(980)
Operating income (loss)	820	11,743	(3,714)	8,849		(6,690)
Gain (loss) on derivative instruments	—	(6,909)	—	(6,909)	6,909	—
Other financial income (expense), net	(3,456)	(8,630)	901	(11,185)	8,630	(2,555)
Income (loss) before tax	(2,636)	(3,796)	(2,813)	(9,245)	—	(9,245)
Income tax expense	(233)	—	—	(233)	—	(233)
Net income (loss)	$(2,869)	(3,796)	(2,813)	(9,478)	—	$(9,478)

F-31

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of December 31, 2014
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
	(Restated)			(Restated)		(Restated)
Newbuildings	$—	—	—	—	—	$—
Vessels, net of accumulated depreciation	—	279,670	—	279,670	(279,670)	—
Net investment in direct financing lease	295,363	—	—	295,363	—	295,363
Advances to joint ventures	—	—	18,952	18,952	—	18,952
Total assets	372,930	300,327	190,618	863,875	(300,327)	563,548
Accumulated losses of joint ventures	—	—	50	50	(59,680)	(59,630)
Expenditures for newbuildings, vessels & equipment	172,324	2,358	—	174,682	(2,358)	172,324
Expenditures for drydocking	—	—	—	—	—	—
Principal repayment direct financing lease	$1,342	—	—	1,342	—	$1,342

5. Construction contract revenues

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2015	2014	2015	2014
		(Restated)		(Restated)
Construction contract revenue	$—	$8,084	$—	$38,839
Construction contract expenses	—	(6,668)	—	(33,482)
Recognized contract margin (loss)	$—	$1,416	$—	$5,357

PGN formally accepted the PGN FSRU Lampung and signed the Certificate of Acceptance on October 30, 2014 which was the condition for the final payment related to the Mooring. As such, the Mooring project was 100% completed as of December 31, 2014. As a result, there were no construction contract revenues or expenses for the three months ended June 30, 2015.

As of June 30, 2014, the Mooring project was estimated to be 88% completed.

F-32

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Financial income (expense)

The components of financial income (expense) are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2015	2014	2015	2014
	(Restated)	(Restated)	(Restated)	(Restated)
Interest income	$2,425	$435	$4,852	$901
Interest expense:
Interest expense	(2,759)	(2,160)	(5,613)	(4,369)
Commitment fees	(301)	(364)	(599)	(1,220)
Amortization of debt issuance cost	(650)	(1,913)	(1,298)	(2,212)
Capitalized interest	—	2,181	—	5,447
Total interest expense	(3,710)	(2,256)	(7,510)	(2,354)
Gain (loss) on derivative instruments	(8)	—	113	—
Other items, net:
Foreign exchange gain (loss)	(246)	(42)	(672)	(63)
Bank charges and fees and other	(13)	—	(14)	(1)
Withholding tax on interest expense and other	(675)	(589)	(1,348)	(1,038)
Total other items, net	(934)	(631)	(2,034)	(1,102)
Total financial income (expense), net	$(2,227)	$(2,452)	$(4,579)	$(2,555)

7. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of Hoegh LNG Lampung Pte. Ltd., its subsidiary incorporated in Singapore, and PT Hoegh LNG Lampung, its FSRU-owing entity incorporated in Indonesia. The income tax expense recorded in the consolidated and combined carve-out income statements was $59 and $200 for the three month periods ended June 30, 2015 and 2014(restated), respectively and $152 and $233 for the six months ended June 30, 2015 and 2014 (restated),  respectively. For the first two quarters of 2015, the income tax expense related to Hoegh LNG Lampung, Pte Ltd. and reclassification of a deferred tax benefit from other comprehensive income for PT Hoegh LNG Lampung. PT Hoegh LNG Lampung has a tax loss carryforward from the prior year which is expected to offset any current tax expense during 2015.

8. Advances to joint ventures

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Current portion of advances to joint ventures	$6,624	$6,665
Long-term advances to joint ventures	9,731	12,287
Advances/shareholder loans to joint ventures	$16,355	$18,952

F-33

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Partnership had advances of $8.5 million and $9.8 million due from SRV Joint Gas Ltd. as of June 30, 2015 and December 31, 2014, respectively. The Partnership had advances of $7.9 million and $9.1 million due from SRV Joint Gas Two Ltd. as of June 30, 2015 and December 31, 2014, respectively.

9. Long-term debt

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Lampung facility:
$ 178.6 million Export credit tranche	$162,241	$168,640
$ 58.5 million FSRU tranche	40,561	43,693
Total debt	202,802	212,333
Less: Current portion of long-term debt	(19,062)	(19,062)
Long-term debt	$183,740	$193,271

Lampung facility

The primary financial covenants under the Lampung facility are as follows:

•	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche;

•	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and

•	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of June 30, 2015, the borrower and the guarantor were in compliance with the financial covenants.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limit, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

F-34

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Investments in joint ventures

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Accumulated losses of joint ventures	$50,270	$59,630

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of GDF Suez Neptune) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended		Six months ended
(in thousands of U.S. dollars)	2015	2014	2015	2014
Time charter revenues	$22,281	$20,201	$42,618	$40,699
Total revenues	$22,281	$20,201	$42,618	$40,699
Operating expenses	(6,317)	(3,778)	(10,586)	(8,067)
Depreciation and amortization	(4,772)	(4,730)	(9,279)	(9,454)
Operating income	11,192	11,693	22,753	23,178
Unrealized gain (loss) on derivative instruments	19,742	(7,510)	11,878	(13,818)
Other financial expense, net	(8,126)	(8,587)	(16,220)	(17,259)
Net income (loss)	$22,808	$(4,405)	$18,411	$(7,900)
Share of joint ventures owned	50%	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	11,404	(2,203)	9,206	(3,950)
Eliminations	77	78	153	154
Equity in earnings (losses) of joint ventures	$11,481	$(2,125)	$9,359	$(3,796)

F-35

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
(in thousands of U.S. dollars)	June 30, 2015	December 31, 2014
Cash and cash equivalents	$11,302	$10,719
Other current assets	3,231	3,317
Total current assets	14,533	14,036
Restricted cash	25,104	25,104
Vessels, net of accumulated depreciation	593,536	577,897
Other long-term assets	1,994	2,174
Total long-term assets	620,634	605,175
Current portion of long-term debt	21,420	20,768
Amounts and loans due to owners and affiliates	13,937	14,516
Derivative financial instruments	23,123	23,887
Other current liabilities	22,631	8,278
Total current liabilities	81,111	67,449
Long-term debt	490,493	501,369
Loans due to owners and affiliates	19,463	24,575
Derivate financial liabilities	90,795	101,910
Other long-term liabilities	35,599	24,612
Total long-term liabilities	636,350	652,466
Net liabilities	$(82,294)	$(100,704)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	(41,147)	(50,352)
Eliminations	(9,123)	(9,278)
Accumulated losses of joint ventures	$(50,270)	$(59,630)

11. Related party transactions

Income (expense) from related parties

The Combined Entities were an integrated part of Höegh LNG until the close of the IPO on August 12, 2014. In connection with the IPO, the Partnership entered into several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Refer to note 3 for additional information. As such, Höegh LNG and its subsidiaries have provided general and corporate management services to the Partnership and the Combined Entities. Certain administrative expenses were included in the combined carve-out financial statements of the Combined Entities based on actual hours incurred. In addition, management allocated remaining administrative expenses and Höegh LNG management’s share based payment costs based on the number of vessels, newbuildings and business development projects of Höegh LNG prior to the closing of the IPO. A subsidiary of Höegh LNG has provided the building supervision of the newbuilding and Mooring and ship management for PGN FSRU Lampung.

F-36

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts included in the consolidated and combined carve-out statements of income for the three and six months ended June 30, 2015, and 2014 or capitalized in the consolidated and combined carve-out balance sheets as of June 30, 2015 and December 31, 2014 are as follows:

	Three months ended		Six months ended
Statement of income:	June 30,		June 30,
(in thousands of U.S. dollars)	2015	2014	2015	2014
Operating expenses
Vessel operating expenses (1)	$(1,224)	(1,145)	(2,484)	$(1,145)
Hours and overhead (2)	(357)	(707)	(674)	(1,379)
Allocated administrative expenses (3)	—	(1,078)	—	(4,043)
Construction contract expense: supervision cost (4)	—	(282)	—	(594)
Construction contract expense: capitalized interest (5)	—	(89)	—	(690)
Financial (income) expense
Interest income from joint ventures and demand note (6)	2,425	435	4,852	901
Interest expense and commitment fees to Höegh LNG (7)	(301)	(245)	(599)	(326)
Total	$543	$(3,111)	1,095	$(7,276)

	As of
Balance sheet	June 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Newbuilding
Newbuilding supervision cost (4)	$—	$1,228
Interest expense capitalized from Höegh LNG (5)	—	1,464
Total	$—	$2,692

1)	Vessel operating expenses: A subsidiary of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
2)	Hours and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses. Subsequent to the closing of the IPO, this includes services under administrative service agreements.
3)	Allocated administrative expenses: Until the closing of the IPO on August 12, 2014, administrative expenses of Höegh LNG that could not be attributed to a specific vessel or project based upon the time-write system were allocated to the consolidated and combined carve-out income statement based on the number of vessels, newbuildings and certain business development projects of Höegh LNG. For the period from January 1, 2014 to August 12, 2014, the allocated expenses also include cost incurred in preparation for the IPO.
4)	Supervision cost: Höegh LNG Fleet Management AS managed the newbuilding process including site supervision including manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, were capitalized as part of the cost of the newbuilding and included in the construction contract expense for the Mooring.
5)	Interest expense capitalized from Höegh LNG and affiliates: As described under 7) below, Höegh LNG and its affiliates provided funding for the PGN FSRU Lampung and the Mooring (a component of the construction contract expense), which qualify under US GAAP as capitalized interest for the construction in progress.

F-37

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6)	Interest income from joint ventures and demand note: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income. In the consolidated and combined carve-out statements of cash flows, the interest paid from joint ventures is treated as a return on investment and included in net cash flows from operating activities. Interest income also includes interest on the $140 million demand note due from Höegh LNG. Refer to “Demand note due from owner” below.
7)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided loans and promissory notes and intercompany funding for the construction of the PGN FSRU Lampung, and the construction contract expense of the Mooring. Subsequent to the closing of the IPO, commitment fees are due on the $85 million revolving credit facility. Refer to “Amounts, loans and promissory notes due to owners and affiliates” below. Refer to 5) above which describes the interest expense, which was capitalized.

Receivables and payables from related parties

Demand note due from owner

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Demand note due from owner	$142,089	$143,241

The Partnership lent $140 million to Höegh LNG from the net proceeds of the IPO on August 12, 2014. The note is repayable on demand or the Partnership can utilize the note as part of the purchase consideration in the event all or a portion of Höegh LNG’s interests in an FSRU are purchased by the Partnership. The note bears interest at a rate of 5.88% per annum. The balances in the table above include outstanding principal and accrued interest of $2,069 and $3,241 as of June 30, 2015 and December 31, 2014, respectively.

Refer to note 8 for advances to joint ventures.

Amounts, loans and promissory note due to owners and affiliates

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2015	2015
Amounts due to owners and affiliates	$2,290	$6,019

Amounts due to owners and affiliates principally relate to short term funding and trade payables of operating activities as of June 30, 2015 and December 31, 2014, respectively.

Loans and promissory notes due to owners and affiliates consist of the following:

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2015	2014
Loans and promissory notes due to owners and affiliates	$301	$467

F-38

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is for a term of three years and is unsecured. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee is due to Höegh LNG on undrawn available amounts. The balances as of June 30, 2015 and December 31, 2014, relate to accrued commitment fees. No amounts were drawn on the revolving credit facility as of June 30, 2015 and December 31, 2014.

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG will indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $500.

Other indemnifications:

Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter; The Partnership was indemnified by Höegh LNG for certain invoices not paid by PGN for the year ended December 31, 2014 (refer to note 14);

4.	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter (refer to note 14); and

5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter. The Partnership filed claims for indemnification of non-budgeted expenses for the three and six months ended June 30, 2015 of $1.1 million and $4.2 million respectively.

6.	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership is indemnified for recovery of the $6.2 million VAT liability related to a Mooring invoice. The Partnership filed a claim for indemnification with respect to non-budgeted value added tax and withholding tax related to the restatement periods up to and including December 31, 2014 of approximately $1.2 million in the fourth quarter of 2015. The indemnification payment was received from Höegh LNG in the fourth quarter of 2015 and recorded as a contribution to equity. Refer to note 2.d. for additional information on the restatement adjustments related to value added tax and withholding tax.

F-39

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated and combined carve-out balance sheets.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Demand note due from owner affiliates – The fair value of the fixed rate demand note approximates the carrying amount of the receivable and accrued interest reported in the consolidated and combined carve-out balance sheets since the amount is payable on demand. Refer to note 11.

Amounts due to owners and affiliates – The fair value of the non-interest bearing payable approximates its carrying amounts reported in the consolidated and combined carve-out balance sheets since it is to be settled consistent with trade payables.

Loans and promissory notes due to owners and affiliates – The fair values of the variable-rate and the fixed rate loans and promissory notes approximates their carrying amounts of the liabilities and accrued interest reported in the consolidated and combined carve-out balance sheets since the amounts are payable on demand. Refer to note 11.

Derivative financial instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness given the level of collateral provided and the credit worthiness of the counterparty to the derivative.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

F-40

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

		As of		As of
		June 30, 2015		December 31, 2014
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$29,373	29,373	30,477	30,477
Restricted cash	1	24,579	24,579	37,119	31,119
Derivative financial instruments	2	(8,394)	(8,394)	(9,220)	(9,220)
Other:
Advances (shareholder loans) to joint ventures	2	16,355	16,604	18,952	19,629
Demand note due from owner	2	142,089	142,089	143,241	143,241
Current amounts due to owners and affiliates	2	(2,290)	(2,290)	(6,019)	(6,019)
Loans and promissory notes due to owners and affiliates	2	(301)	(301)	(467)	(467)
Lampung facility	2	$(202,802)	(204,921)	(212,333)	(214,636)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

Class of Financing			As of
Receivables	Credit Quality		June 30,	December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2015	2014
Advances/loans to joint ventures	Payment activity	Performing	$16,355	$18,952
Demand note due from owner	Payment activity	Performing	$142,089	$143,241

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated and combined carve-out balance sheet. Refer to note 8.

13.	Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses and taxes can be denominated in currencies other than U.S. dollars. Certain restricted cash balances are also denominated in currencies other than U.S. dollars. For the three months ended June 30, 2015, and 2014, no derivative financial instruments have been used to manage foreign exchange risk.

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of June 30, 2015 and December 31, 2014, there are interest rate swap agreements on the Lampung facility floating rate debt that are designated as cash flow hedges for accounting purposes. As of June 30, 2015, the following interest rate swap agreements were outstanding:

F-41

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$202,802	(8,394)	Sept 2026	2.8%

1) Excludes the margins paid on the floating-rate debt.
2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated and combined carve-out balance sheets.

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
	financial	financial
(in thousands of U.S. dollars)	instruments	instruments
As of June 30, 2015
Interest rate swaps	$(4,406)	$(3,988)
As of December 31, 2014
Interest rate swaps	$(4,676)	$(4,544)

The following effects of cash flow hedges relating to interest rate swaps are included in gain on derivative financial instruments in the consolidated and combined carve-out statements of income for the three months ended June 30, 2015. There were no realized or unrealized gains or losses on derivative financial instruments for the three or months or ended June 30, 2014.

	Three months ended
	June 30, 2015
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	—	$—
Amortization of amount excluded from hedge effectiveness	—	206	206
Reclassification from accumulated other comprehensive income	—	(214)	(214)
Loss on derivative financial instruments	$—	(8)	$(8)

F-42

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended
	June 30, 2015
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	—	$—
Amortization of amount excluded from hedge effectiveness	—	541	541
Reclassification from accumulated other comprehensive income	—	(428)	(428)
Loss on derivative financial instruments	$—	113	$113

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated and combined carve-out statements of changes in partners’ capital/ owner’s equity is as follows for the periods ended and as of June 30, 2015 and 2014 included in the consolidated and combined carve-out statements of other comprehensive income.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2014	$(10,159)	1,984	(8,175)	$(8,175)
Effective portion of unrealized loss on cash flow hedge	286	—	286	286
Reclassification of amortization of cash flow hedge to earnings	428	(203)	225	225
Other comprehensive income for period	714	(203)	511	511)
Balance as of June 30, 2015	$(9,445)	1,781	(7,664)	$(7,664)

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2013	$—	—	—	$—
Effective portion of unrealized loss on cash flow hedge	(7,316)	1,829	(5,487)	(5,487)
Reclassification of amortization of cash flow hedge to earnings	—	—	—	—
Other comprehensive income for period	(7,316)	1,829	(5,487)	(5,487)
Balance as of June 30, 2014	$(7,316)	1,829	(5,487)	(5,487)

Refer to note 7 for additional information on the tax effects included in other comprehensive income.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition.

F-43

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There is a single charterer so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. No allowance for doubtful accounts was recorded for the three month periods ended June 30, 2015 and June 30, 2014 and the year ended December 31, 2014. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

14. Commitments and contingencies

Contractual commitments

As of June 30, 2015, contractual purchase commitments required to be made in 2015 were $0.5 million.

Claims and Contingencies

PGN claims and indemnification

Following certain delays, the time charter hire on the PGN FSRU Lampung commenced July 21, 2014 for the start of commissioning. During the commissioning to test the PGN FSRU Lampung project (including the Mooring) and the pipeline functionality, technical problems were identified on August 29, 2014. Following the completion of the commissioning, PGN formally accepted and signed the Certificate of Acceptance dated October 30, 2014.

The Partnership’s subsidiary had commitments to pay a day rate for delay liquidated damages to PGN for delays in achieving the scheduled arrival date or acceptance by the scheduled delivery date. PGN had concerns about requirements under the time charter contract to pay hire rates for the periods of delay during the commissioning and issued invoices for $7.1 million for delay liquidated damages. PGN also did not pay its time charter hire for September 2014 or October 2014.

The Partnership was indemnified under the omnibus agreement by Höegh LNG for both delay liquidated damages and any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the acceptance date of the PGN FSRU Lampung. The Partnership filed indemnification claims for the September and October 2014 invoices not paid by PGN of $6.5 million and $6.7 million, respectively, and received payments from Höegh LNG in September and October, respectively. Indemnification for hire rate payments was accounted for consistent with the accounting policies for loss of hire insurance, and was recognized when the proceeds were received. Therefore, the Partnership recognized the payments from Höegh LNG for September and October 2014 as revenue, including $4.9 million of additional revenues recognized in 2014 due to the restatement adjustments.

The Partnership’s subsidiary and the pipeline contractor were jointly and severally liable to PGN for each other’s delay liquidated damages if either party failed to perform. Further, the Partnership’s subsidiary and the pipeline contractor had an agreement to cover the other party’s delay liquidated damages to the extent caused by the other party’s scope of work. The Partnership has not received any claims from PGN or the pipeline contractor related to the contractor’s delay liquidated damages. The Partnership was indemnified by Höegh LNG for any potential delay liquidated damages, net of any recoveries, arising for or from claims of the pipeline contractor.

F-44

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

During March 2015, an understanding with PGN, the pipeline contractor and the Partnership’s subsidiary was reached. As a result, PGN will not pay the time charter hire for September 2014 or October 2014, the Partnership’s subsidiary will not pay the delay liquidated damages, the Partnership’s subsidiary is released from joint and several liability for the pipeline contractor’s delay liquidated damages, the pipeline contractor is released from joint and several liability for the Partnership’s subsidiary’s delay liquidated damages and neither the Partnership’s subsidiary nor the pipeline contractor cover the other party’s delay liquidated damages to the extent caused by the other party’s scope of work. On June 30, 2015, the formal Settlement and Release Agreement was signed formalizing the understanding. As a result, the Partnership has no further exposure to claims from PGN or the pipeline contractor associated with the delivery commitments and it has been fully indemnified by Höegh LNG for the loss of time charter hire payments.

As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses related to the Mooring. The Partnership filed indemnification claims for the warranty allowance of $2.0 million to be paid to the Partnership by Höegh LNG when costs are incurred for the warranty. No costs were incurred as of June 30, 2015.

The Partnership was indemnified by Höegh LNG for non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance. In the first quarter of 2015, the Partnership filed indemnification claims and was paid for non-budgeted expenses and costs of $3.1 million related to the year ended December 31, 2014. The cash payment from Höegh LNG was recorded as a contribution to equity.

15. Supplemental cash flow information

	Six months ended
	June 30,
(in thousands of U.S. dollars)	2015	2014
Supplemental disclosure of non-cash financing activities:
Non-cash capital contribution from conversion of debt	$—	$101,500

16. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below

	Three months ended	Six months ended
	June 30	June 30
(in thousands of U.S. dollars, except per unit numbers)	2015	2015
Net income attributable to the unitholders of Höegh LNG Partners LP	$16,438	$19,016
Less: Dividends paid or to be paid (1)	(8,880)	(17,760)
Over (under) distributed earnings	7,558	1,256
Over (under) distributed earnings attributable to:
Common units public	3,171	527
Common units Höegh LNG	608	101
Subordinated units Höegh LNG	3,779	628
	7,558	1,256
Basic and diluted weighted average units outstanding (in thousands)
Common units public	11,040	11,040
Common units Höegh LNG	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156
Basic and diluted earnings per unit:
Common units public	$0.62	$0.72
Common units Höegh LNG	$0.62	$0.72
Subordinated units Höegh LNG	$0.62	$0.72

F-45

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based the number of units outstanding at the period end.

Earnings per unit information has not been presented for any period prior to the Partnership’s IPO as the information is not comparable due to changes in the basis of preparation of the financial statements (refer to note 2) and the Partnership’s structure (refer to note 3).

As of June 30, 2015, the total number of units outstanding was 26,312,120. Common units outstanding were 13,156,060 of which 11,040,000 common units were held by the public and 2,116,060 common units were held by Höegh LNG. Höegh LNG owned 13,156,060 subordinated units. The General Partner has a non-economic interest and has no units.

Earnings per unit is calculated by dividing net income by the weighted average number of units outstanding during the applicable period.

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnerships’ First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; and iii) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit is not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative financial instruments and unrealized gains or losses on foreign exchange transactions.

During the subordination period, the common units will have the right under the Partnership Agreement to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

The amount of minimum distributions is $0.3375 per unit per quarter, or $1.35 per unit on an annual basis, and is made during the subordination period in the following manner:

•	first, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter;

•	second, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	third, 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter.

F-46

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-

OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In addition, Höegh LNG currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

17. Subsequent events

On August 14, 2015, the Partnership paid a cash distribution of $0.3375 per unit with respect to the second quarter of 2015, equivalent to $1.35 per unit on an annualized basis. The distribution totaled $8.9 million.

On August 12, 2015, the Partnership announced that it had agreed to acquire the entity that owns the FSRU H öegh Gallant for a purchase price of $370 million (including debt) from a subsidiary of Höegh LNG, subject to certain post-closing purchase price adjustments. The existing debt related to the Höegh Gallant of approximately $183 million and the associated interest rate swaps and will continue to be outstanding. The transaction closed on October 1, 2015. The Partnership financed the purchase price through the cancellation of a $140 million demand note from Höegh LNG and the issuance of a seller's credit of $47 million due in 18 months to a subsidiary of Höegh LNG. The seller's credit carries an interest rate of 8% per annum. The purchase price of the acquisition will allocated to the identifiable assets acquired on the acquisition date of October 1, 2015. Additional business combination disclosures will be presented in the next interim report.

On November 13, 2015, the Partnership paid a cash distribution of $0.3375 per unit with respect to the second quarter of 2015, equivalent to $1.35 per unit on an annualized basis. The distribution totaled $8.9 million.

F-47

EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

101	The following financial information from Höegh LNG Partners LP’s Report on Form 6-K for the three and six months ended June 30, 2015 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three Months And Six Months Ended June 30, 2015 and 2014

(ii) Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three Months And Six Months Ended June 30, 2015 and 2014

(iii) Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of June 30, 2015 and December 31, 2014

(iv) Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Three Months Ended June 30, 2015 and the Year Ended December 31, 2014

(v) Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Six Months Ended June 30, 2015 and 2014

(vi) Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Höegh LNG PARTNERS LP

Date: November 30, 2015

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer